As filed with the Securities and Exchange Commission on April 6, 2004.

Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-10

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Fairmont Hotels & Resorts Inc.

(Exact name of Registrant as specified in its charter)

CANADA (Province or other jurisdiction of incorporation or organization)	7011 (Primary standard industrial classification code number)	98-0161783 (I.R.S. Employer Identification Number)

Canadian Pacific Tower, Ste 1600, 100 Wellington Street W., Toronto, Ontario M5K 1B7, Canada — (416) 874-2600
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 1015 15th Street N.W., Suite 1000, Washington, D.C. 20005 — (202) 393-1747
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven Sutherland Sidley Austin Brown & Wood LLP Bank One Plaza 10 South Dearborn Street Chicago, Illinois (312) 853-7000	David E. Woollcombe McCarthy Tétrault LLP Suite 4700 Toronto Dominion Bank Tower Toronto ON M5K 1E6 Canada (416) 362-1812

Approximate date of commencement of proposed sale of the securities to the public: From time to time after this registration statement becomes effective.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box below):

A.	☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☑	at some future date (check appropriate box below)

	1.	☐ pursuant to Rule 467(b) on at (designate a time not sooner than seven calendar days after filing).

	2.	☑ pursuant to Rule 467(b) on April 8, 2004 at 3:30 p.m. (EST) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on April 5, 2004.

	3.	☐ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

	4.	☐ after the filing of the next amendment to this Form (if preliminary material is being filed).

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☑

CALCULATION OF REGISTRATION FEE
Title of Each Class of
Securities to be	Amount to be		Proposed Maximum Offering		Proposed Maximum		Amount of
Registered	Registered		Price per Unit		Aggregate Offering		Registration Fee
3.75% Convertible Senior	$270,000,000		100	%(1)	$270,000,000	(1)	$34,209
Notes due 2023
Common Shares	7,156,107	(2)	—	(3)	—	(3)	—	(3)
Common Share Rights(4)	7,156,107	(2)	—	(3)	—	(3)	—	(3)

(1)	Estimated solely for purpose of calculating the registration fee.

(2)	This number represents the number of common shares that are initially issuable upon conversion of the 3.75% Convertible Subordinated Notes due 2023 (the “Notes”) registered hereby. For purposes of estimating the number of common shares to be included in the registration statement upon the conversion of the Notes, we calculated the number of common shares issuable upon conversion of the Notes based on a conversion rate of 26.5041 common shares per $1,000 principal amount of the Notes. In addition to the common shares set forth in the table, pursuant to Rule 416 of the Securities Act of 1933, as amended, this registration statement also shall cover any additional common shares which become issuable in connection with the common shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding common shares.

(3)	No additional consideration will be received for the common shares, and therefore, no registration fee is required pursuant to Rule 457(i).

(4)	Rights are attached to and trade with the common shares of the Registrant.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

Short Form Base Shelf Prospectus

Secondary Offering	April 5, 2004

Fairmont Hotels & Resorts Inc.

US$270,000,000 3.75% Convertible Senior Notes due 2023

We issued and sold on December 8, 2003 US$270.0 million aggregate principal amount of 3.75% convertible senior notes due December 1, 2023 (the “notes”), on a private placement basis, at an issue price of $1,000 per note. Under limited circumstances, the notes may be converted into a total of 7,156,107 common shares, subject to adjustment. This prospectus may be used by selling security holders in connection with resales of notes and the common shares issuable upon conversion of the notes (collectively, the “securities”) during the 25 month period that this prospectus, including any amendments thereto, remains valid. For a description of the notes see “Description of Notes”. For a description of the common shares see “Description of Our Share Capital”.

The notes are eligible for trading in the Private Offerings, Resales and Trading through Automatic Linkages system of the National Association of Securities Dealers, Inc. (the “PORTAL Market”). Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “FHR”.

Investing in the notes or our common shares involves risks. Please carefully consider the “Risk Factors” beginning on page 13 of this prospectus.

The securities may be offered by holders in negotiated transactions or otherwise, to or through underwriters or dealers purchasing as principals or directly to purchasers at varying prices determined at the time of the sale or at negotiated prices. In addition, the common shares may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange and the Toronto Stock Exchange. See “Plan of Distribution”. This prospectus is filed in the Province of Ontario, Canada and the United States pursuant to a multijurisdictional disclosure system adopted by the United States. Holders may be deemed to be “underwriters” as defined in the United States Securities Act of 1933, as amended (the “Securities Act”). Any profits realized by holders may be deemed to be underwriting compensation. If the holders use any broker-dealers, any commissions paid to underwriters or dealers and, if underwriters or dealers purchase any securities as principals, any profits received by such underwriters or dealers on the resale of the securities may be deemed to be underwriting compensation under the Securities Act.

We will not receive any of the proceeds from the resale of the securities by any of the holders.

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with applicable Canadian disclosure requirements. Prospective United States investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada (see “Certain Income Tax Considerations” on page 45 herein). Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The ability of an investor to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated under the laws of Canada, a majority of our officers and directors and some of the experts named in this prospectus are resident outside of the United States, and most of our assets and the assets of those officers, directors and experts are located outside of the United States.

The specific terms of an offering of securities will be set forth in a prospectus supplement to this prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     Unless otherwise indicated in this prospectus, “we”, “us”, “company”, “Fairmont” and “our” refer to Fairmont Hotels & Resorts Inc. and its direct and indirect subsidiaries. References in this prospectus to “shares” or “common shares” refer to our common shares.

     Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, or “Canadian GAAP”. For a discussion of the principal differences affecting us between Canadian GAAP and generally accepted accounting principles in the United States, or “U.S. GAAP”, see note 25 to our comparative audited consolidated financial statements for the year ended December 31, 2003 incorporated by reference in this prospectus. We state our financial statements in United States dollars. In this prospectus, references to Canadian dollars or Cdn$ are to the currency of Canada, and references to dollars, U.S. dollars, US$ or $ are to the currency of the United States.

     In making an investment decision, prospective investors must rely on their own examination of the company, including the merits and risks involved. Prospective investors should not construe anything in this prospectus as investment, legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the securities under applicable legal investment or similar laws or regulations.

     In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry publications or other publicly available information. Although we believe that these sources are reliable, they have not independently verified and do not guarantee the accuracy and completeness of this information.

     This prospectus contains summaries we believe to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to us or the selling security holders.

     This prospectus includes references to certain Internet websites that we maintain. None of these websites, or their content, is incorporated by reference into this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

     Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar regulatory authorities in Canada and with the Securities and Exchange Commission (the “SEC”) in the United States. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Executive Director Investor Relations at 100 Wellington Street West, Suite 1600, Canadian Pacific Tower, Toronto-Dominion Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7, tel: (866) 627-0642 or email: investor@fairmont.com, or by accessing the disclosure documents available through the Internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, which is the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System (EDGAR). Disclosure documents filed with the SEC are available through EDGAR at www.sec.gov.

     The following documents, filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC, are specifically incorporated by reference and form an integral part of this prospectus:

(a)	our comparative audited consolidated financial statements as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, as well as the auditor’s report thereon;

(b)	our management’s discussion and analysis of operating results and financial position for the year ended December 31, 2003;

(c)	our annual information form dated May 1, 2003 for the year ended December 31, 2002; and

(d)	our management proxy circular dated March 8, 2004 for the annual and special meeting of shareholders to be held on April 27, 2004, with the exception of the information under the headings “Report on Executive Compensation” and “Statement of Corporate Governance Practices” and the graph on page 14 showing cumulative shareholder return.

     Any document of the type referred to above and any material change report (excluding confidential material change reports), comparative consolidated unaudited interim financial statements, exhibits to interim unaudited financial statements which contain updated earnings coverage ratios and any information circulars filed by us with the securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the offering of securities under any prospectus supplement will be deemed to be incorporated by reference in this prospectus.

     A prospectus supplement containing the specific terms of an offering of securities will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement solely for the purposes of the offering of the securities covered by that prospectus supplement, unless otherwise expressly provided therein.

     Upon a new annual information form and the related annual financial statements being filed by us with, and where required, accepted by the Ontario Securities Commission during the currency of this prospectus, our previous annual information form, our previous annual financial statements and all our interim financial statements, material change reports, annual filings and information circulars and all prospectus supplements filed prior to the commencement of the then current financial year shall be deemed no longer to be incorporated into this prospectus for the purposes of future offers and sales of securities hereunder.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for the purposes of this prospectus, to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this prospectus.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating, but not limited, to Fairmont Hotels & Resorts Inc. and its subsidiaries’ operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

     Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by us. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties including, but not limited to, the following factors: adverse factors generally encountered in the lodging industry; significant regulation of the lodging industry; the risks associated with environmental regulation; the risks associated with real estate investments; the risks associated with world events including war, terrorism, international conflicts and contagious illness outbreaks; significant competition; the failure to obtain new or maintain existing management contracts; the success of our acquisition, expansion and development strategies; the seasonality of our business and operations; the impact of extreme weather conditions and natural disasters; the potential negative effects of strikes and work stoppages; currency fluctuations; debt financing risks; our ability to obtain capital to finance the growth of our business; and potential covenants in our financing agreements limiting our discretion.

     We undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting such information.

SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus and in the documents we incorporate by reference. It is not complete and is qualified in its entirety by, and should be read in conjunction with, the more detailed information (including “Risk Factors”) appearing elsewhere in this prospectus, as well as in the documents incorporated by reference, including our consolidated financial statements and their related notes.

The Company

     We are one of North America’s leading owner/operators of luxury hotels and resorts. We currently have 83 luxury and first-class hotels and resorts in our portfolio, representing more than 33,000 rooms. Our properties are located in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. An additional two properties are currently under development. We have operated and owned hotels for over 116 years and currently manage properties principally under the Fairmont and Delta brand names.

     Our current corporate organizational chart showing our principal subsidiaries, their jurisdiction of incorporation or continuation and our ownership interest in each such subsidiary is set forth below:

     We are incorporated under the Canada Business Corporations Act. Our principal executive offices are located at 100 Wellington Street West, Suite 1600, Canadian Pacific Tower, Toronto-Dominion Centre, Toronto, Ontario, Canada M5K 1B7.

Hotel Ownership

     We have real estate ownership interests ranging from approximately 20% to 100% in 23 properties. This distinctive collection of hotel properties is located primarily in exclusive resort destinations or key North American gateway cities. All of our hotel ownership interests are held directly or indirectly by FHR Real Estate Corporation, with the exception of The Fairmont Chateau Lake Louise, and the equity interest in The Fairmont Sonoma Mission Inn & Spa, which are held by our other subsidiaries. We manage our 20 luxury properties under the Fairmont brand and our three first-class properties under the Delta brand in which we have an ownership interest.

     The majority of our revenues and income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses (“EBITDA”) are generated by our ownership operations. Approximately 55% of our revenue from hotel ownership is generated from room revenue and 30% is generated from food and beverage services. Other revenue sources such as spa facilities, golf courses, retail operations, parking and laundry contribute the remainder of revenues earned by our owned properties.

Management Operations

     We manage hotels through two subsidiaries, Fairmont Hotels Inc. (“FHI”) and Delta Hotels Limited (“Delta”), each with their own distinct brand identity. Under their respective management contracts, FHI and Delta generally oversee all aspects of the day-to-day operations of each property on behalf of the owner, including hiring, training and supervising staff, maintaining sales and marketing efforts, providing accounting and budgeting functions, providing support for management information systems and applications and the safekeeping, repair and maintenance of the physical assets. For these services, FHI and Delta earn a base fee per property, which is typically in the range of 2.5% to 3.5% of the property’s gross revenues and can earn an incentive fee based on the property achieving certain operating performance targets.

     FHI. FHI is North America’s largest luxury hotel management company as measured by rooms under management. Currently, FHI manages more than 21,000 rooms at 44 luxury properties in major city centers and resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. FHI caters to the luxury segment of the lodging market, which is sometimes referred to as four or five star. Luxury hotels are full service properties offering an exceptional level of personalized service and a complete range of amenities and facilities, including food and beverage outlets, meeting rooms and recreational activities. The hotel staff to guest ratio tends to be higher at luxury hotels in order to allow for more personalized service.

     Delta. Delta is Canada’s largest first-class hotel management company, with over 11,000 rooms at 39 managed and franchised properties across Canada. Since we acquired Delta in 1998, we have upgraded its portfolio of properties and enhanced the reputation of the Delta brand. Delta strengthens our leadership position in the Canadian marketplace, adds a complementary brand to our portfolio and allows us to achieve significant economies of scale.

Investment in Legacy

     We also have an approximate 35% equity interest in Legacy Hotels Real Estate Investment Trust (“Legacy”), which owns 22 hotels across Canada and two in the United States, all of which are managed by us. We account for our ownership interest in Legacy on an equity basis. See note 1 to the table under the heading “Summary Consolidated Financial Information”.

     We are party to a strategic alliance agreement with Legacy that provides us with additional management contract opportunities. This agreement allows Legacy to participate in any new investments made by us in Canadian hotel properties and provides us with a potential buyer for our hotels with stabilized cash flows. In the event that a hotel is sold to Legacy, we participate in a significant portion of the future profitability of the property through management fees and our ownership interest in Legacy.

Real Estate Activities

     We also hold other real estate assets, consisting primarily of the Southtown lands in Toronto, Ontario, Canada.

     The Southtown lands are located in the core of downtown Toronto between the financial district and Lake Ontario and are in close proximity to the Air Canada Centre. The site is located south of Union Station and north of the Gardiner Expressway, primarily on either side of York Street. To date, we have disposed of two parcels of the Southtown lands and we are party to ongoing discussions with several prospective parties who have expressed interest in purchasing the remaining sites for future hotel, office and residential developments. The remaining lands are zoned for the development of 4.9 million square feet of commercial and residential space that is subdivided into six parcels. Currently there are no formal plans to build a new hotel at this location. We expect to sell these lands over the next four years.

     We have launched a vacation ownership product, Fairmont Heritage Place, which we believe will allow us to compete for new development opportunities and improve our return on owned assets by better leveraging our existing hotel infrastructure. Construction is underway for the first phase of our first vacation ownership project, which is located in Acapulco, Mexico. We have also identified potential vacation ownership opportunities in Scottsdale, Bermuda and Barbados.

Our Strategy

     In addition to benefiting from the overall growth trends of the luxury segment of the market, we intend to grow revenue and profits through a comprehensive growth strategy.

Maximize Operating Performance of Existing Assets

     We continue to grow revenues and earnings by maximizing the operating performance of our managed and owned hotels through profit-enhancing capital improvements and more focused marketing programs and sales efforts. We also anticipate that the Fairmont brand will continue to enhance revenue opportunities through a consistent brand image and increased North American and international recognition of the properties in our portfolio. We also expect that the rebranding of newly-acquired assets will leverage the operating performance of our existing properties. Not only will the rebranding enhance the revenue opportunities of the new assets through their immediate association with the Fairmont brand but, in addition, it will raise the profile of the rest of the Fairmont properties by raising the profile of the Fairmont brand as a whole.

Invest Capital to Expand, Reposition and Refurbish Existing Assets

     A number of our owned and managed assets have recently undergone or are currently completing major renovation programs that have affected operating revenues. Once these renovations are completed, we anticipate that we will earn significant returns on the capital invested.

Broaden Revenue Streams

     Incremental investments in spas, golf courses, residential and retail facilities enhance the Fairmont brand and are also attractive investment opportunities, as the hotel infrastructure and land are already in place. There are currently seven large luxury spas under our management. In addition, we operate nine golf courses and have developed expertise in this area. We are focusing our acquisition strategy to target hotels that already have spas and golf courses in place or have the space to accommodate these facilities. We also continue to evaluate opportunities to develop vacation ownership products, such as Fairmont Heritage Place, at certain of our resort properties. We currently have a large portfolio of retail shops within our hotels, providing us with rental income. The Fairmont Scottsdale Princess and The Fairmont Banff Springs currently operate their own retail shops. We will continue to pursue opportunities for future growth in retail revenue, through both leased tenancies and owned and operated stores.

Growth Through New Incentive-Based Management Contracts

     We intend to further develop and leverage the Fairmont brand by seeking new single or multiple incentive-based management contract opportunities. As a part of this strategy, FHI entered into an agreement effective January 1, 2004 to manage Turnberry Isle Resort & Club in Miami, Florida. We believe the brand has substantial growth potential in the United States as 13 of the top 25 markets in the United States currently do not have a Fairmont property. We also intend to capitalize on opportunities outside North America. We are well positioned to attract hotel owners and new partners through our management expertise, unique portfolio of properties and service culture. In addition, we have established a scalable technology infrastructure that supports management information systems that are critical to the globalization of the brand. Delta has proven its ability to secure new management contracts within Canada, with four new management contracts being entered into since January 1, 2001.

Growth Through Acquisitions

     To support and complement the growth of our management business, we will continue to use our financial position and management capabilities to make selective acquisitions in key North American gateway cities, destination resorts and strategic international markets. We intend to focus on assets that are consistent in size, quality and customer base with our existing portfolio, or that are in protected markets or have significant development potential. Once an acquired asset has been stabilized, we will consider selling the asset to Legacy or a third party. As part of the sale agreement, we would retain a long-term management contract. The cash generated from the sale of stabilized properties could then be redeployed into new investment opportunities. This strategy was used with our sale of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy where the proceeds were used for our subsequent purchase of The Fairmont Kea Lani Maui, thereby expanding our presence into a key resort market.

Minority Equity Investments

     We also plan to leverage our financial position by increasing the use of minority equity investments. This will enable us to secure long-term management contracts with only a modest capital investment. For instance in 2002, we acquired an approximate 20% interest in The Fairmont Sonoma Mission Inn & Spa while securing a long-term management contract at this property. Although we are focused on expanding primarily in the United States, we will also consider strategic acquisitions outside of North America.

The Notes

Issuer	Fairmont Hotels & Resorts Inc.

Notes	$270,000,000 aggregate principal amount of 3.75% convertible senior notes due 2023.

Maturity	December 1, 2023

Interest	We will pay 3.75% interest per annum on the principal amount of the notes, payable semiannually in arrears on June 1 and December 1 of each year, starting on June 1, 2004.

Conversion rights	The notes may be converted into common shares only under the following circumstances:

• During any fiscal quarter commencing after March 31, 2004, and only during such fiscal quarter, if the closing sale price of our common shares exceeds 120% of the conversion price for at least 20 trading days in the 30 trading day period ending on the last trading day of the preceding fiscal quarter;

• During the five business day period after any five consecutive trading day period, which we refer to as a measurement period, in which the trading price per note for each day of such measurement period was less than 98% of the product of the closing sale price of our common shares and the conversion rate for such date; provided, however, in certain circumstances after December 1, 2018 that we describe under “Description of Notes — Conversion Rights — Conversion Upon Satisfaction of Trading Price Condition”, you will receive common shares or cash, or a combination of common shares and cash, with a value equal to the principal amount of your notes, plus accrued and unpaid interest and accrued and unpaid additional interest (as described below under “Description of Notes — Registration Rights”), if any;

• If the notes have been called for redemption; or

• If we engage in specified corporate transactions described below under “Description of Notes — Conversion Rights — Conversion Upon Specified Corporate Transactions”.

The notes are initially convertible into 26.5041 common shares per $1,000 principal amount of notes. This rate results in an initial conversion price of approximately $37.73 per share. See “Description of Notes — Conversion Rights”. At any time after January 20, 2009, we may, in lieu of delivering our common shares upon conversion of all or a portion of the notes, elect to pay cash or a combination of cash and common shares. The conversion rate may be adjusted for certain reasons, including for any cash dividend or distribution payable to all holders of our common shares to the extent such cash dividend or distribution, together with any other cash dividend or distributions paid on our common shares during the preceding 12 months, exceeds $0.06 per share (subject to adjustment). The conversion rate will not be adjusted for accrued and unpaid interest. Except as otherwise described in this prospectus, you will not receive any payment representing accrued and unpaid interest upon conversion of a note.

For a description of our common shares, see “Description of Our Share Capital”.

Ranking	The notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The notes are effectively subordinated to our existing and future secured indebtedness. In addition, we are structured as a holding company, and we conduct all of our operations through our subsidiaries. The notes are effectively subordinated to all existing and future indebtedness and all liabilities and commitments of our subsidiaries.

As at December 31, 2003, we, excluding our subsidiaries, had $251.1 million of indebtedness (excluding indebtedness to subsidiaries), none of which was secured; and our subsidiaries had $406.5 million of indebtedness (excluding intercompany liabilities). In addition, substantially all of our other liabilities to third parties, excluding indebtedness for borrowed money of approximately $299.5 million at December 31, 2003 were liabilities of our subsidiaries.

Purchase of notes at the option of holder	Each holder of the notes may require us to purchase all or a portion of that holder’s notes on January 20, 2009 and December 1, 2013 and 2018, at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the date of purchase. For more information about the purchase of the notes by us at the option of the holder, see “Description of Notes — Purchase at Option of the Holder”.

Purchase of notes at the option of holder upon certain designated events	Upon a “fundamental change” or “termination of trading” (as defined under “Description of Notes — Offer to Purchase at Option of the Holder Upon a Designated Event”) we may be required to offer to purchase all outstanding notes at a purchase price equal to 100% of their principal amount plus accrued and unpaid interest to, but excluding, the date of purchase.

Use of proceeds	We will not receive any of the proceeds of the sale of the notes or common shares by selling security holders pursuant to this prospectus. We received net proceeds of approximately $262.3 million from the sale of the notes to the initial purchasers on December 8, 2003.

Sinking fund	None

Optional redemption	We may redeem any of the notes beginning January 20, 2009, by giving you at least 30 days notice. We may redeem the notes either in whole or in part at a redemption price of 100% of principal amount of the notes plus accrued and unpaid interest to, but excluding, the redemption date.

Additional amounts	All payments we make with respect to the notes will be made without withholding or deduction for Canadian taxes unless we are legally required to do so, in which case we will pay such additional amounts as may be necessary so that the net amount received by holders of the notes (other than certain excluded holders) after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See “Description of Notes — Canadian Withholding Taxes”.

Tax redemption	In the event of certain changes to Canadian withholding taxes, we will have the option to redeem, in whole but not in part, the notes for a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest to, but excluding, the redemption date. Upon our giving a notice of redemption, a holder may elect not to have its notes redeemed in which case such holder would not be entitled to receive the additional amounts referred to in “Additional amounts” above. See “Description of

Notes — Redemption for Tax Reasons”.

Governing law	The indenture under which the notes were issued and the notes are governed by the laws of the State of New York.

Registration rights	At the time of our initial sale of the notes, we entered into a registration rights agreement with the initial purchasers of the notes pursuant to which we agreed to:

• file a shelf registration statement with the SEC covering resales of the notes and the common shares issuable upon conversion of the notes within 120 days after the closing date of the initial sale;

• use our reasonable best efforts to have the registration statement declared effective within 180 days of the closing date of the initial sale; and

• use our reasonable best efforts to keep the shelf registration statement effective until the date there are no longer any outstanding registrable securities, as defined in “Description of Notes — Registration Rights”.

If we do not comply with these requirements or certain other covenants set forth in the registration rights agreement, we will be required to pay additional interest or liquidated damages, as the case may be, to holders of the notes or common shares issued on the conversion of notes. See “Description of Notes — Registration Rights”. Canadian Persons, as defined under “Notice to Investors”, will not be entitled to register their notes or the common shares issued or issuable upon conversion of the notes for resale or to sell their notes or the common shares issued or issuable upon conversion of the notes pursuant to the shelf registration statement.

Transfer restrictions	The notes may not be offered or sold to Canadian Persons prior to May 20, 2004. The certificates evidencing the notes and the common shares issued upon conversion of the notes will bear a legend to the effect that the holders thereof will not trade, resell or otherwise transfer the notes or the common shares issued upon conversion of the notes in any province or territory of Canada or to any Canadian Person prior to May 20, 2004.

DTC eligibility	The notes sold in reliance on Rule 144A under the Securities Act were issued in book-entry only form and are represented by permanent global certificates deposited with a custodian for, and registered in the name of, a nominee of the Depository Trust Company, or DTC, in New York, New York. Beneficial interests in any such securities are shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, no such interest may be exchanged for certificated securities. See “Description of Notes — Global Securities”.

Listing and trading	The notes are eligible for trading on the PORTAL Market. Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “FHR”.

Risk Factors	In analyzing an investment in the securities offered hereby, prospective investors should carefully consider, along with other matters referred to and incorporated by reference in this prospectus, the information set forth under “Risk Factors”.

For a more complete description of the terms of the notes, see “Description of Notes”. For a description of our common shares, see “Description of Our Share Capital”.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth certain summary consolidated financial information derived from our audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003. You should read the following information in conjunction with our management’s discussion and analysis of financial condition and results of operations, our comparative audited consolidated financial statements and the related notes incorporated by reference in this prospectus.

	Year Ended December 31,
(in millions of U.S. dollars, except for per share,
RevPAR, ADR and Occupancy data)	2001	2002	2003
Income Statement Data(1):
Revenues
Hotel ownership operations	$489.6	$516.6	$584.9
Management operations	34.3	36.1	37.6
Real estate activities	13.4	37.9	36.3

Operating revenues	537.3	590.6	658.8
Other revenues from managed and franchised properties	29.4	27.7	32.6

Total revenue	566.7	618.3	691.4
Expenses
Hotel ownership operations	358.8	367.9	460.9
Management operations	16.4	14.5	22.5
Real estate activities	15.5	26.4	23.6

Operating expenses	390.7	408.8	507.0
Other expenses from managed and franchised properties	31.6	28.9	35.1
Income (loss) from investments and other	18.7	17.7	(6.9)

Operating income before certain items(2)	163.1	198.3	142.4
Net income (loss) from continuing operations(3)(4)	(28.2)	92.5	50.7
Basic earnings (loss) per common share(3)(4)	($0.43)	$1.18	$0.64
Diluted earnings (loss) per common share(3)(4)	($0.43)	$1.16	$0.63
Other Financial Data:
EBITDA(5)	$163.1	$198.3	$142.4
Operating Statistics(6)
Owned Hotels
RevPAR(6)(7)	$114.14	$111.53	$114.78
ADR(6)(8)	185.11	182.44	197.43
Occupancy(6)(9)	61.7%	61.1%	58.1%
FHI Managed Hotels
RevPAR(6)(7)	$107.48	$105.28	$103.85
ADR(6)(8)	167.55	163.18	171.43
Occupancy(6)(9)	64.1%	64.5%	60.6%

	As at December 31,
	2001	2002	2003
Balance Sheet Data(1):
Cash & equivalents	$52.7	$49.0	$31.7
Property & equipment	1,261.9	1,441.1	1,656.2
Total assets	1,921.4	2,223.0	2,503.0
Total debt	339.7	535.5	657.6
Shareholders’ equity	1,305.4	1,399.3	1,545.9

(1)	In 2003, the Financial Accounting Standards Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, (“FIN 46”) and the Canadian Institute of Chartered Accountants (the “CICA”) issued AcG 15, “Consolidation of Variable Purpose Entities” which address consolidation by business enterprises of variable interest entities. We are currently evaluating the impact, if any, of FIN 46 and AcG 15 on our financial statements. It is possible that certain entities may have to be consolidated in our financial statements, under U.S. GAAP, commencing in 2004 and, for Canadian GAAP, in 2005.

In general, a variable interest is a corporation, partnership, trust, or any other legal structure used for business purpose that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Until now, we have included another entity in our consolidated financial statements only if we controlled the entity through voting interests. FIN 46 changes that by requiring that we consolidate a variable interest entity if we are subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. For U.S. GAAP, the consolidation requirements of FIN 46 apply in the fourth quarter of 2003 to variable interest entities created after January 31, 2003, and in 2004 for other entities. For Canadian GAAP, we will be required to consolidate such entities commencing in 2005.

(2)	Before amortization, other (income) expenses, net, reorganization and corporate expenses, interest expense, net, income tax expense (recovery), non-controlling interest and goodwill amortization.

(3)	Includes restructuring and corporate expenses of $156.9 million, $2.2 million and Nil in 2001, 2002 and 2003, respectively.

(4)	Effective January 1, 2002, we adopted CICA Section 3062 “Goodwill and Other Intangible Assets” (Section 3062), under which goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed at least annually for impairment. In accordance with Section 3062, the effect of this change in accounting principle is reflected prospectively. Included in net income (loss) from continuing operations is amortization of goodwill and intangible assets with indefinite lives, referred to as brand name, of $3.6 million for 2001. Included in earnings per share and diluted earnings per share is a per share amount for amortization of goodwill and brand name of $0.04 for 2001.

(5)	EBITDA as used in the prospectus, is defined as income (loss) from continuing operations before interest expense, net, income tax expense (recovery), amortization, other (income) and expenses, net, reorganization and corporate expenses, goodwill amortization, net of taxes, and non-controlling interest. We consider EBITDA to be a meaningful indicator of hotel operations, however, it is not a defined measure of operating performance under Canadian GAAP. Our calculation of EBITDA may be different than the calculation used by other entities. The table below shows how we reconcile income (loss) from continuing operations to EBITDA.

	Year Ended December 31,
	2001	2002	2003
	(in millions of U.S. dollars)
Net Income	$895.7	$92.5	$50.7
Discontinued Operations	(923.9)	—	—
Goodwill amortization, net of taxes	2.5	—	—
Non-controlling interest	1.1	1.2	—
Income tax expense (recovery)	(99.6)	35.8	(11.5)
Interest expense, net	69.6	19.1	33.6
Amortization	50.7	52.4	67.5
Other (income) expenses, net	10.1	(4.9)	2.1
Reorganization and corporate expenses	156.9	2.2	—

EBITDA	$163.1	$198.3	$142.4

Effective October 1, 2001, pursuant to a plan of arrangement, Canadian Pacific Limited (“CPL”), our predecessor company, completed a major reorganization that divided CPL into five new public companies. Four of the companies were distributed and the results of these companies have been included in discountinued operations.

(6)	The 2003 and 2002 operating statistics include properties that were fully open under our management for both years. These statistics exclude properties where major renovations have had a significant adverse effect on their primary operations. The Fairmont Southampton and The Fairmont Orchid are excluded from the owned and FHI managed statistics for both years. The Fairmont Copley Plaza is excluded from the owned statistics for both years. The Fairmont Dubai, The Fairmont Sonoma Mission Inn & Spa, The Fairmont Washington, D.C. and The Fairmont Olympic Hotel, Seattle are excluded from the FHI managed statistics for both years. The 2001 operating statistics are comparable to the 2003 and 2002 operating statistics with the exceptions that The Fairmont Hamilton Princess and The Fairmont Pierre Marques properties were also excluded from the owned and FHI managed statistics for 2001 as those properties were under renovation in 2001.

(7)	RevPAR is defined as room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of average daily room rate and average occupancy rate achieved during the period. RevPAR does not include food or beverage or other ancillary revenues. We report RevPAR as it is the most commonly used measure in the lodging industry to measure period over period performance.

(8)	ADR (or average daily rate) is defined as room revenue per occupied room.

(9)	Occupancy is based on available rooms.

RISK FACTORS

     This section describes some, but not all, of the risks associated with an investment in our securities. The order in which these risks are listed does not necessarily indicate their relative importance. Investors should carefully consider these risks in addition to the other information contained in or incorporated by reference in this prospectus. If any event arising from these risks occurs, or an event occurs as a result of a risk that we have not yet identified or that we currently believe is immaterial, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected, and therefore the market price of our securities, including the notes and common shares, could decline.

Risks Relating to Our Business

     Our operations are subject to adverse factors generally encountered in the lodging industry.

     We manage and own hotels and resorts in both the luxury and first-class segments of the lodging industry. This subjects us to the operating risks inherent in the industry. In addition to the other risk factors discussed in more detail elsewhere in this prospectus and incorporated herein by reference, these risk factors include:

•	cyclical downturns arising from changes in general and local economic conditions;

•	varying levels of demand for rooms and related services caused by changes in popular travel patterns;

•	the financial condition of the airline industry and the resulting impact on air travel;

•	periodic local oversupply of guest accommodations, which may adversely affect occupancy rates and room rates achieved;

•	competition from other luxury and first-class hotels and resorts;

•	the impact of internet intermediaries on pricing;

•	the recurring need for the renovation, refurbishment and improvement of hotel and resort properties;

•	changes in wages, prices, construction and maintenance costs that may result from inflation, government regulations, changes in interest rates or currency fluctuations;

•	the availability of financing for operating or capital requirements;

•	seasonal variations in cash flow; and

•	other factors including war, international conflicts, terrorism, contagious illness outbreaks, natural disasters, extreme weather conditions and labor shortages, work stoppages or disputes.

     The effect of these factors varies among our hotels based on their geographic diversity and mix between management and ownership businesses.

     The lodging industry is subject to significant regulation.

     We are subject to numerous laws and regulations in all of the jurisdictions in which we operate, including those relating to the preparation and sale of food and beverages, such as health and liquor licensing laws. Our properties are also subject to laws and regulations governing relationships with employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and terminating of employees and work permits. Furthermore, the success of our strategy to expand our existing properties, acquire new properties or to open newly-constructed properties is contingent upon, among other things, receipt of all required licenses, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licenses. Changes or concessions required by regulatory authorities could also involve significant additional costs and delay or prevent completion of the construction or opening of a project or could result in the loss of an existing license. As a result of the geographic diversity of our businesses, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

     Under the Americans with Disabilities Act (United States) (“ADA”) and similar state legislation, all public accommodations in the U.S. are required to meet various requirements related to access and use by disabled persons. If a U.S. court or administrative agency determines that any of our hotels in the U.S. are not in compliance with the ADA, the result could be a judicial or administrative order requiring compliance, imposition of a fine or an award of damages to private litigants, including possible class damages. We have responsibilities under the ADA for both our owned and managed hotels in the U.S. However, under the management agreements for our managed hotels in the U.S., costs associated with the ADA are generally borne by the owner, but any adverse rulings could have an adverse effect on the fees we earn on such management contracts.

     Our operations are subject to laws and regulations relating to environmental matters.

     As the current or previous owner or operator of certain hotels, we could be liable for the clean up of contamination and other corrective actions under various laws, ordinances and regulations relating to environmental matters. These laws, ordinances and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring the environmental response. The presence of contamination from hazardous or toxic substances, or the failure to remediate a contaminated property properly may affect an owner’s ability to sell or rent the property, to use the property for its intended purpose, or to borrow using the property as collateral. In addition, as we arrange for the disposal or treatment of hazardous or toxic substances, we may be liable for the cost of removal or remediation of substances at the disposal or treatment facility, regardless of whether the facility is or was owned or operated by them. As the manager or owner of various hotels, we could be held liable for the cost of remedial action with respect to environmental matters.

     Environmental laws require abatement or removal of certain asbestos-containing material (“ACM”) in the event of damage, demolition or renovation. We have an asbestos abatement program and continue to manage ACM in many of our hotels.

     Laws and regulations change over time and we may become subject to more stringent environmental laws and regulations and may also face broader environmental liability under common law. We are presently not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently or have previously managed or owned, but such liabilities may exist and may be material.

     Real estate investments are subject to numerous risks.

     As we own and lease hotels and own other real property, we are subject to the risks that generally relate to investments in real property. The investment returns available from equity investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related properties, as well as the expenses incurred. In addition, a variety of other factors affect income from properties and real estate values, including governmental regulations, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing zoning or tax laws can make it more expensive and/or time-consuming to develop real property or expand, modify or renovate properties. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Similarly, as financing becomes less available, it becomes more difficult both to acquire and to sell real property. Finally, governments can, under eminent domain laws, expropriate or take real property for less compensation than an owner believes the property is worth. Any of these factors could have a material adverse impact on our results of operations and financial condition. In addition, as our equity real estate investments are in the luxury and first-class segments and are to some extent located outside of North America, they may be relatively difficult to sell quickly. Further, any additional properties we acquire will be subject to the same risks. If our properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, our income will be adversely affected.

     World events have an impact on our industry.

     Various events, including war, international conflicts, terrorism and contagious illness outbreaks (such as Severe Acute Respiratory Syndrome), or the perceived threat of these events, may cause disruption in domestic and international travel. Recent world events have negatively impacted the lodging industry and have had an adverse impact on our results of operations and financial condition. The continued weakness of the lodging industry, or future world events, could have a material adverse impact on our results of operations, financial condition and cash flow.

     There is a great deal of competition in the lodging industry.

     There is intense competition between the operators of both luxury and first-class hotels for guests, to secure new management contracts and to acquire hotels. Competition for guests is based primarily on brand name recognition, convenience of location, quality of the property, room rates and the range and quality of food, services and amenities offered. Demographic, political or other changes in one or more of our markets could adversely affect the convenience or desirability of our properties.

     We also compete for management contracts and acquisition opportunities with other luxury and first-class hotel managers and owners who may have substantially greater financial resources. This competition may have the effect of reducing the number of suitable investment opportunities available to us and increasing our acquisition costs.

     Failure to obtain new or maintain existing management contracts could adversely affect our results of operations.

     Management contracts expire or are acquired, terminated or renegotiated in the normal course of business. We manage hotels for various third party hotel owners subject to the terms of each property’s management contract. These contracts can generally be terminated by the non-defaulting party upon default in payment or unremedied failure to comply with the terms of the contract. Typically, our management contracts are subject to economic performance tests that, if not met or remedied, could allow a contract to be terminated by the owner prior to the expiration of its term. Failure to maintain the standards specified in the contract or to meet the other terms and conditions of a contract could result in the loss or cancellation of a management contract. Some management contracts can also be terminated if the owner sells the property to a new owner that does not want to retain the existing contract. In certain cases, these contracts provide for a termination payout upon cancellation of the contract.

     In many jurisdictions, in the event of bankruptcy or insolvency proceedings in respect of a hotel, a management contract may be subject to termination or may not be enforceable against a trustee in bankruptcy or other similar representative of the owner. In such circumstances, the management company would generally have an unsecured claim for breach of contract against the owner of the property or its estate.

     Further, in the event of enforcement proceedings by a secured lender in respect of a hotel, a management contract may not be enforceable by us against the lender unless, to the extent permitted by applicable bankruptcy or insolvency laws, the lender has executed a non-disturbance agreement. In the absence of a non-disturbance agreement, the risk of loss of a management contract increases when the property’s owner incurs debt that cannot be adequately serviced.

     Our acquisition, expansion and development strategy may be unsuccessful.

     We intend to increase revenues and net income by increasing the number of hotels under management through the acquisition of new properties, the expansion of existing properties, the securing of new management agreements and strategic partnerships for new development. We cannot assure you that future management or acquisition opportunities will exist on acceptable terms, that any newly managed or acquired properties will be successfully integrated into our operations or that we will fully realize the intended results of our strategy. We cannot assure you that we will be able to secure any necessary financing upon acceptable terms.

     Our business and operations are seasonal.

     Our hotels are affected by normal recurring seasonal patterns. The Canadian and U.S. city center properties tend to experience a slowdown in demand during the December through March period. As a result, the majority of these properties typically incur a loss in the first quarter of each year. Revenues are typically lower in the first and fourth quarters and higher in the second and third quarters of the year. As a result of this seasonability, our working capital needs fluctuate significantly during the year. Furthermore, adverse business or economic conditions during the second and third quarters could have a material adverse effect on results of operations for the full year.

     Operations may be adversely affected by extreme weather conditions and the impact of natural or other disasters.

     We operate properties in a variety of locales, some of which are subject to extreme weather patterns that may affect the hotels as well as customer travel. Extreme weather conditions can, from time to time, have a significant adverse financial impact upon individual properties or particular regions.

     Properties may also be vulnerable to the effects of destructive forces, such as earthquakes, fire, storms and flooding. For example, our two owned properties in Bermuda suffered extensive hurricane damage in September 2003 resulting in an estimated $9 million of uninsured costs. Of this amount, we recorded a $7.4 million provision in the third quarter of 2003 and the balance of $1.6 million was recorded in the fourth quarter of 2003. Although our properties are insured against property damage, damages resulting from so-called “acts of God” or otherwise, including acts of terrorism, may exceed the limits of the insurance coverage or be outside the scope of that coverage.

     Our ability to operate our facilities may be adversely affected if relations with employees were to deteriorate.

     Relations with employees in various countries, including the more than 14,000 employees represented by 22 labor unions, could deteriorate due to disputes related to, among other things, wage or benefit levels or our response to changes in government regulation of workers and the workplace. Our operations rely heavily on employees, whether they are employed directly or supervised by us, and these employees’ ability to provide high-quality personal service to guests. Any labor shortage or stoppage caused by disagreements with employees, including those represented by labor unions, could adversely affect our ability to provide these services and could result in the temporary closure of a particular hotel, reduce occupancy and room revenue or potentially damage our reputation.

     Vacation ownership is subject to extensive regulation.

     We intend to develop and operate vacation ownership resorts and are therefore subject to extensive government regulation in the jurisdictions where the vacation ownership resorts are located and in which vacation ownership interests (“VOIs”) are marketed and sold. In addition, the laws of many jurisdictions in which we may sell VOIs grant the purchasers of this type of interest the right to rescind the purchase contract at any time within a statutory rescission period. Although management believes that we are in material compliance with all applicable laws and regulations to which vacation ownership marketing, sales and operations are currently subject, changes in these requirements or a determination by a regulatory authority that we are not in compliance could adversely affect us. Additionally, if the purchaser of a VOI defaults, we may not have recovered our marketing, selling and general and administrative costs related to the sale of the VOI.

     Currency fluctuations may have a material adverse effect on our financial statements.

     We have hotel management and ownership operations in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates and record sales and liabilities in the currencies of these jurisdictions, while we report earnings in U.S. dollars. As a result, our earnings and financial position is affected by foreign exchange rate fluctuations, specifically changes in the value of the U.S. dollar, through both (i) translation risk, which is the risk that financial statements for a particular period or as of a certain date depend on the prevailing exchange rate of the various currencies against the U.S. dollar; and (ii) transaction risk, which is the risk that the currency of costs and liabilities fluctuates in relation to the currency of revenues and assets, which may adversely affect operating margins.

     With respect to the translation risk, the fluctuations of currencies against the U.S. dollar can be substantial and therefore our reported results could fluctuate materially as a result of foreign exchange fluctuations. We endeavour to match foreign currency revenues and costs, and assets and liabilities, to provide a natural hedge against translation and transaction risks, although there can be no assurance that these measures will be effective in the management of these risks.

     In addition to translation risk and transaction risk, a significant increase in the value of the Canadian dollar relative to the U.S. dollar, such as the 19% increase from January 2, 2003 to March 26, 2004, may have an adverse impact on the level of foreign demand at Canadian hotels.

     We are subject to a number of risks associated with debt financing.

     As a result of incurring debt, we are subject to a number of risks associated with debt financing, including the risk that cash flow from operations will be insufficient to meet required payments of principal and interest; the risk that, to the extent that we maintain floating rate indebtedness, interest rates will fluctuate; and risks resulting from the fact that the agreements governing loan and credit facilities contain covenants imposing certain limitations on our ability to acquire and dispose of assets.

     There can be no assurance that we will be able to repay or refinance existing indebtedness and any other indebtedness when it matures or that the terms of such refinancings will be favourable. Our leverage may have important consequences. For example, our ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or financing may not be available on favourable terms. A substantial decrease in operating cash flow or an increase in expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations. We may have higher levels of debt than some of our competitors, placing us at a competitive disadvantage.

     There can be no assurance that we will be able to obtain the necessary additional capital to finance the growth of our business.

     The acquisition and expansion of hotels, as well as the ongoing renovations, refurbishment and improvements required to maintain or upgrade existing properties, are capital intensive. Such costs are funded from operating cash flow and financings. The availability of future borrowings and access to the capital markets for financing depends on prevailing market conditions and the acceptability of financing terms offered. There can be no assurance that future debt or equity financings will be available, or available on acceptable terms, in an amount sufficient to fund our needs. In addition, an inability to obtain financing for a project could cause cancellation or short-term interruption of construction or development of projects.

     Covenants in our financing agreements could limit our discretion in operating our businesses.

     Our financing agreements contain covenants that include limits on additional debts secured by mortgaged properties, limits on liens on property, minimum EBITDA to interest expense ratios, maximum debt to EBITDA ratios and limits on mergers and asset sales. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. If we fail to comply with the restrictions in present or future financing agreements, a default may occur. A default could allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow creditors to foreclose on the properties securing such debt. Credit facilities typically require the repayment of funds or cash flow sweeps when certain coverage ratios are not met.

     We cannot assure investors that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in
     Canada, or that an original action can be brought in Canada by investors for liabilities under U.S. securities laws.

     We are a Canadian corporation. A majority of our directors and officers are residents of Canada and most of our assets and the assets of our directors and officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on us or our directors and officers or enforce judgments obtained in U.S. courts against us or our directors and officers based upon the civil liability provisions of U.S. federal or state securities laws.

     We have been advised by counsel that there is doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against us or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.

Risks Relating to the Notes

     The notes are unsecured and effectively subordinated to the rights of our existing and future secured creditors.

     The notes represent our unsecured obligations. Accordingly, holders of our secured indebtedness will have claims that are superior to your claims as holders of the notes to the extent of the value of the assets securing that other indebtedness. In the event of a bankruptcy, liquidation or dissolution, the assets which serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the notes. As at December 31, 2003, we had $251.1 million of indebtedness outstanding on an unconsolidated basis (excluding indebtedness to subsidiaries), none of which was secured indebtedness. Also, we and our subsidiaries will be able to incur substantial additional indebtedness in the future, which may be senior to the notes. The terms of the notes do not impose any limitation on us or our subsidiaries’ ability to incur such additional debt.

     The notes are effectively subordinated to any existing and future liabilities of our subsidiaries.

     The notes are not guaranteed by our subsidiaries and therefore the notes will be effectively subordinated to all the existing and future indebtedness and other liabilities of our subsidiaries, including any guarantees of our debt by our subsidiaries. In the event of a bankruptcy, liquidation or dissolution of a subsidiary, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to us. As at December 31, 2003, the aggregate amount of indebtedness of our subsidiaries was $406.5 million (excluding intercompany liabilities). In addition, substantially all of our other liabilities to third parties, excluding indebtedness for borrowed money of approximately $299.5 million at December 31, 2003, were liabilities of our subsidiaries.

     We are a holding company and we depend upon cash from our subsidiaries to service our debt. If we do not receive cash distributions, dividends or other payments from our subsidiaries, we may not be able to make payments on the notes.

     We are a holding company and all of our operations are conducted through our subsidiaries. Accordingly, we are dependent upon the earnings and cash flows of, and cash distributions, dividends or other payments from, our subsidiaries to provide the funds necessary to meet our debt service obligations, including the required payments on the notes. If we do not receive cash distributions, dividends or other payments from our subsidiaries, we may not be able to pay the principal or interest on the notes or dividends on the common shares issuable upon conversion of the notes.

     Our subsidiaries are permitted under the terms of our indebtedness to incur additional indebtedness that may restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us. We cannot assure you that agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient cash distributions, dividends or other payments to fund payments on these notes when due.

     Our ability to purchase the notes with cash at your option or upon a designated event may be limited.

     Holders of the notes may require us to purchase all or a portion of their notes for cash at specific times and upon the occurrence of specific circumstances involving the events described under “Description of Notes-Offer to Purchase at Option of the Holder Upon a Designated Event”. We cannot assure you that, if required, we would have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the purchase price of the notes in cash. Our ability to purchase the notes in that event may be limited by law, by the indenture governing the notes, by the terms of other agreements relating to our debt and by indebtedness and agreements that we may enter into in the future which may replace, supplement or amend our existing or future debt. Our future credit agreements or other agreements may contain provisions that could prohibit our purchase of the notes following a designated event without the consent of the lenders or other parties thereunder. Our future credit agreements or other agreements may contain a similar provision. In addition, a designated event may constitute a default under our credit facilities which could require repayment of all borrowings under such agreements. If a designated event occurs at a time when we are prohibited from purchasing or redeeming the notes, we could seek the consent of lenders to purchase the notes or could attempt to refinance the borrowings that contain this prohibition. If we do not obtain a consent or refinance these borrowings, we could remain prohibited from purchasing the notes. Our failure to purchase the notes would constitute an event of default under the indenture under which we have issued the notes, which might constitute a default under the terms of our other indebtedness at that time.

     The financial and credit markets could adversely affect the market price of the notes.

     The market price of the notes is based on a number of factors, including:

•	the prevailing interest rates being paid by companies similar to us;

•	the overall condition of the financial and credit markets;

•	prevailing interest rates and interest rate volatility;

•	the markets for similar securities;

•	our financial condition, results of operations and prospects;

•	the publication of earnings estimates or other research reports and speculation in the press or investment community;

•	if we are assigned a rating by any major credit rating agencies;

•	the market price and volatility of our common shares;

•	changes in our industry and competition; and

•	general market and economic conditions.

     The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the notes.

     The conversion feature of the notes could result in you receiving less than the value of the common shares into which a note is convertible.

     The notes are convertible into our common shares only if specified conditions are met. If the specified conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the common shares into which the notes would otherwise be convertible.

     There are regulatory restrictions on your ability to resell the notes.

     Unless the notes and the common shares issued upon conversion of the notes are sold pursuant to the shelf registration statement of which this prospectus is a part, you may transfer or resell the notes or the common shares only in a transaction exempt from registration under the Securities Act and applicable U.S. state securities laws. Although we are obligated to register resales of the notes and the common shares issuable upon the conversion of the notes under the Securities Act for a limited period, no assurance can be given as to the ability of holders to sell their notes or the common shares issuable upon conversion of the notes. Although we are required to register resales of the notes and the shares of our common shares issuable upon conversion of the notes, the registration statement may not be available to holders at all times. In addition, selling security holders may be subject to certain restrictions and potential liability under the Securities Act.

     In addition, the notes and the common shares issuable upon conversion of the notes are subject to resale restrictions in Canada and may not be transferred or resold to Canadian Persons or traded in any province or territory of Canada prior to May 20, 2004.

     Absence of a public market for the notes could cause purchasers of the notes to be unable to resell them for an extended period of time.

     The initial issuance of notes constituted a new issue of securities for which there was not an established trading market. We were informed by Citigroup Global Markets Inc., UBS Securities LLC, Deutsche Bank Securities Inc., J.P. Morgan Stanley Securities Inc. and Morgan Stanley & Co. (the “initial purchasers”) that they intended to make a market in the notes after the offering was completed. The initial purchasers may cease their market-making at any time without notice. Although the notes are designated for trading on the PORTAL Market, we cannot assure you that an active trading market for the notes has developed or will develop or, if such market develops, how liquid it will be.

     If a trading market does not develop or is not maintained, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes. If a market for the notes develops, any such market may be discontinued at any time. If a public trading market develops for the notes, future trading prices of the notes will depend on many factors, including, among other things, the price of our common shares into which the notes are convertible, prevailing interest rates, our operating results and the market for similar securities. Depending on the price of our common shares into which the notes are convertible, prevailing interest rates, the market for similar securities and other factors, including our financial condition, the notes may trade at a discount from their principal amount.

Risks Relating to Our Common Shares

     Our common share price may experience substantial volatility, which may affect your ability to sell our common shares at an advantageous price and could impact the market value of the notes.

     The market price of our common shares has been and may continue to be volatile. For example, the market price of our common shares on the New York Stock Exchange has fluctuated during the past twelve months between $20.55 and $28.30 per share and may continue to fluctuate. Therefore, the volatility may affect your ability to sell our common shares at an advantageous price. Additionally, this may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. Market price fluctuations in our common shares may be due to acquisitions, dispositions or other material public announcements, along with a variety of additional factors including, without limitation, those set forth under “Forward-Looking Statements”. In addition, stock markets in general, including the New York Stock Exchange and the Toronto Stock Exchange, recently have experienced extreme price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of the notes and common shares.

     We have a shareholder rights plan containing provisions that may delay or prevent a change in control.

     The existence of our shareholder rights plan, which contains provisions allowing shareholders to acquire additional common shares at half their then market price in the event of a person becoming the beneficial owner of 20% or more of our shares other than through a permitted bid, could have the effect of delaying or preventing a change in control, even if the change in control would be beneficial to our shareholders. In addition, the shareholder rights plan could dissuade a potential bidder from making a bid.

USE OF PROCEEDS

     We will not receive any of the proceeds of the sale of the notes or common shares by selling security holders pursuant to this prospectus. We received net proceeds of approximately $262.3 million from the sale of the notes to the initial purchasers on December 8, 2003.

     The estimated net proceeds of the sale of securities to be received by selling security holders will be specified in the prospectus supplement relating to the offering of such securities.

CAPITALIZATION

     The following table sets forth our consolidated cash and cash equivalents and capitalization as at December 31, 2003.

     This table should be read in conjunction with our management’s discussion and analysis of financial condition and results of operations and our comparative consolidated financial statements and related notes incorporated by reference in this prospectus.

As at December 31, 2003
(in millions of U.S. dollars)
Cash and cash equivalents	$31.7

Current maturities of long-term debt	$117.8
Long-term Debt:
Revolving credit facility, due September 10, 2004(4)	$40.5
Revolving credit facility, due March, 2005	50.0
Convertible notes due December 1, 2023 (1)	251.1
Floating rate mortgage, due March 1, 2006	120.0
Floating rate mortgage, due March 5, 2007	65.4
8.84% notes, due August 1, 2016	52.8
7.47% mortgage, due May 21, 2008	5.5
Fairmont Hotels Inc. put option(2)	69.0
Other	3.3
Less: current maturities of long-term debt	(117.8)

Total long-term debt, net of current maturities	539.8
Shareholders’ Equity:
Preferred shares, unlimited authorized, none outstanding	—
Common Shares, unlimited authorized, 79,106,277 issued and outstanding(3)	1,202.2
Equity component of convertible notes(1)	19.2
Contributed surplus	142.3
Foreign currency translation adjustments	104.1
Retained earnings (deficit)	78.1
Total shareholders’ equity	1,545.9

Total capitalization	$2,203.5

(1)	Under U.S. GAAP, the notes would be classified entirely within long-term liabilities. Under Canadian GAAP, the debt component of the notes was determined by discounting the face value of the debt for a five year period at an estimated market rate of interest for a nonconvertible obligation having comparable terms and the amount was determined to be $250.8 million. The difference between the principal amount of the notes of $270.0 million and the $250.8 million has been classified as the equity component of the notes. The principal amount of the notes will accrete to $270.0 million over a five year period with the balance at December 31, 2003 equal to $251.1 million.

(2)	A minority shareholder of our subsidiary, Fairmont Hotels Inc., may require us to repurchase its shares at any time prior to October 1, 2004.

(3)	Excludes 3,587,761 common shares issuable upon exercise of stock options outstanding at December 31, 2003, 2,594,331 additional shares issuable upon exercise of stock options that may be granted after December 31, 2003 and the common shares issuable upon conversion of the notes offered hereby.

(4)	The revolving credit facility due September 10, 2004 was replaced with a new revolving credit facility maturing March 2007.

PRICE RANGE OF OUR COMMON SHARES

     Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “FHR”. The following table sets forth, for the periods indicated, the high and low closing sales prices of our common shares as reported on the New York Stock Exchange and the Toronto Stock Exchange.

	NYSE		TSX
	High	Low	High		Low
2002
First quarter	$28.30	$22.80	Cdn$	44.98	Cdn$	36.35
Second quarter	31.34	25.77		49.42		38.90
Third quarter	26.03	20.10		39.75		32.00
Fourth quarter	24.97	21.70		39.15		34.85
2003
First quarter	$23.70	$19.32	Cdn$	36.96	Cdn$	28.35
Second quarter	24.76	20.75		33.80		30.24
Third quarter	26.95	22.75		37.06		31.42
Fourth quarter	27.55	25.36		36.65		33.14
2004
First quarter (to March 26, 2004)	27.90	24.28	Cdn$	35.80	Cdn$	32.32

     On March 26, 2004, the last reported sale price of our common shares was $24.54 per share on the New York Stock Exchange and Cdn$32.32 per share on the Toronto Stock Exchange.

DIVIDEND POLICY

     Our board has established a policy to pay an annual dividend of $0.08 per share, paid semiannually. Our payment of dividends will be dependent upon our financial requirements to fund future growth, our financial condition and other factors the board may consider appropriate in the circumstances. There can be no assurance that a dividend will be declared in any given year. Should our board continue with this dividend policy, this may result in the conversion rate of the notes being adjusted. See “Description of the Notes – Conversion Price Adjustments”.

EARNINGS COVERAGE

     The earnings coverage set out below has been prepared and included in this prospectus in accordance with Canadian disclosure requirements and is based on our December 31, 2003 consolidated financial statements.

     The annual interest requirements on our long-term debt, using applicable interest rates, after giving effect to the issuance of the notes amounts to $40.8 million for the twelve months ended December 31, 2003. Our net income before interest expense and income taxes for twelve months ended December 31, 2003 is $77.3 million which is 2.0 times the Company’s interest requirements for the twelve months ended December 31, 2003.

     The interest coverage ratio has been calculated using the interest requirements on our long-term debt as calculated under Canadian GAAP and thus includes the accretion charge on the long-term debt that is associated with the component of the debt that is classified in equity. If the notes were accounted for entirely as debt then the interest expense would be lower (due to the absence of the accretion charge) and the interest coverage ratio would be 2.2 times the Company’s interest requirements for the twelve months ended December 31, 2003.

DESCRIPTION OF NOTES

     The notes were issued on December 8, 2003 under an indenture entered into between us and The Bank of New York, as trustee. The following statements are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture. We will provide copies of the indenture to prospective investors upon request, and it is also available for inspection at the office of the trustee. Particular provisions of the indenture which are referred to in this prospectus are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by the reference. For purposes of this summary description of notes, the terms “we”, “us” and “our” refer only to Fairmont Hotels & Resorts Inc. and not to any of our subsidiaries.

General

     The notes are limited to $270,000,000 aggregate principal amount. Interest on the notes is payable semiannually on June 1 and December 1 of each year, with the first interest payment to be made on June 1, 2004, at the rate of 3.75% per annum, to the persons who are registered holders of the notes at the close of business on the preceding May 15 and November 15, respectively. The notes are convertible into our common shares as described under “Conversion Rights” below. Unless previously redeemed, converted or purchased by us, the notes will mature on December 1, 2023. The notes are payable at the office of the paying agent, which initially is an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

     The notes were issued without coupons in denominations of $1,000 and integral multiples thereof.

     Holders may present for conversion any notes that have become eligible for conversion at the office of the conversion agent, and may present notes for registration of transfer at the office of the trustee.

     The indenture does not contain any financial covenants or any restrictions on the payment of dividends or on the repurchase of our securities. The indenture does not require us to maintain any sinking fund or other reserves for repayment of the notes.

     The notes are not subject to defeasance or covenant defeasance.

Ranking

     The notes are our senior unsecured obligations and rank equal in right of payment to all of our other senior unsecured indebtedness. The notes are effectively subordinated to any future secured indebtedness to the extent of the assets securing such indebtedness. In addition, we are structured as a holding company, and we conduct all of our business operations through our subsidiaries. The notes are effectively subordinated to all existing and future indebtedness and other liabilities and commitments of our subsidiaries which are distinct legal entities having no obligation to pay any amounts pursuant to the notes or to make funds available therefore. See “Risk Factors — Risks Relating to the Notes — The notes are unsecured and effectively subordinated to the rights of our existing and future secured creditors” and “Risk Factors – The notes are effectively subordinated to any existing and future liabilities or our subsidiaries” and “Risk Factors – We are a holding company and we depend upon cash from our subsidiaries to service our debt. If we do not receive cash distributions, dividends or other payments from our subsidiaries, we may not be able to make payments on the notes”.

     As at December 31, 2003, we had no secured indebtedness outstanding and $251.1 million of senior unsecured indebtedness outstanding on an unconsolidated basis (excluding indebtedness to subsidiaries) and the aggregate amount of the indebtedness of our subsidiaries was $406.5 million (excluding intercompany liabilities). In addition, substantially all of our liabilities to third parties, excluding indebtedness for borrowed money of approximately $299.5 million at December 31, 2003, were liabilities of our subsidiaries.

Conversion Rights

     Holders may convert any outstanding notes (or portions of outstanding notes) under the circumstances summarized below into 26.5041 common shares per $1,000 principal amount of notes, subject to adjustment in certain circumstances as described below. We refer to this rate as the “conversion rate”. This rate results in an initial conversion price of approximately $37.73 per share. We will not issue fractional common shares upon conversion of notes. Instead, we will pay a cash adjustment based upon the closing sale price of our common shares on the business day immediately preceding the conversion date. Upon conversion on or after January 20, 2009, we will have the option to deliver cash or a combination of cash and common shares as described below. You may convert notes only in denominations of $1,000 and whole multiples of $1,000.

     Holders may surrender notes for conversion into our common shares only under the following circumstances:

•	during any fiscal quarter (beginning with the second quarter of 2004), if the closing sale price of our common shares for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day immediately preceding such fiscal quarter was more than 120% of the conversion price in effect on that 30th trading day;

•	during the five business-day period following any five consecutive trading-day period in which the daily average of the trading prices, as described below, for the notes for that five trading-day period was less than 98% of the average conversion value, as described below, for the notes during that period, subject to certain limitations;

•	if we have called the notes for redemption; or

•	upon the occurrence of the corporate transactions summarized below.

     Conversion Upon Satisfaction of Market Price Condition. A holder may convert its notes into our common shares during any fiscal quarter (beginning with the second quarter of 2004) if the closing sale price of our common shares for at least 20 trading days during the 30 consecutive trading-day period ending on the last trading day immediately preceding such fiscal quarter exceeds 120% of the conversion price in effect on that 30th trading day.

     The “closing sale price” of the common shares on any date means the closing sale price per common share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal U.S. securities exchange on which the common shares are traded (currently being the New York Stock Exchange) or, if the common shares are not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq System or, if no such price is reported, as reported by the principal non-United States market on which the common shares are traded (currently being the Toronto Stock Exchange), such price to be converted into U.S. dollars based on the Bank of Canada noon exchange rate as reported for conversion into U.S. dollars on such date. In the absence of such quotation, our board of directors will determine in good faith the closing sale price.

     Conversion Upon Satisfaction of Trading Price Condition. A holder also may convert its notes into our common shares during the five business-day period following any five consecutive trading-day period in which the daily average of the trading prices for the notes for that five trading-day period was less than 98% of the average conversion value for the notes during that period; provided, however, that after December 1, 2018, if on the date of any conversion pursuant to this condition, the closing sale price of our common shares is between the conversion price and 120% of the conversion price per share, then holders will receive, in lieu of common shares based on the conversion price, common shares, or at our election, cash or a combination of common shares and cash, having a value equal to the principal amount of such notes, plus accrued and unpaid interest, if any.

     “Conversion value” is equal to the product of the closing sale price for our common shares on a given day multiplied by the then current conversion rate, which is the number of common shares into which each $1,000 principal amount note is then convertible.

     The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per note obtained by us or a calculation agent for $1,000,000 principal amount of notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids cannot reasonably be obtained by us or the calculation agent, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by us or the calculation agent, this one bid shall be used. If either we or the calculation agent cannot reasonably obtain at least one bid for $1,000,000 principal amount of notes from a nationally recognized securities dealer, then the trading price of the notes will be deemed to be less than 98% of the average conversion value of the notes.

     Conversion Upon Notice of Redemption. A holder may surrender for conversion any notes we call for redemption at any time prior to the close of business on the day that is one business day prior to the redemption date, even if the notes are not otherwise convertible at that time. If a holder already has delivered an acceptance notice with respect to our offer to purchase a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the notice in accordance with the indenture.

     Conversion Upon Specified Corporate Transactions. If:

•	we distribute to all holders of our common shares certain rights entitling them to purchase common shares, for a period expiring within 45 days of the record date for such issuance, at less than the average of the last closing sale price for our common shares for the ten consecutive trading days immediately preceding the record date; or

•	we elect to distribute to all holders of our common shares cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of the common shares on the trading day preceding the declaration date for the distribution;

then we must notify the holders of notes at least 20 days prior to the ex-dividend date for the distribution. Once we have given that notice, holders may convert their notes at any time until either the earlier of the close of business on the business day immediately prior to the ex-dividend date and our announcement that the distribution will not take place.

     In addition, if we are party to a consolidation, amalgamation, statutory arrangement, merger, binding share exchange or other combination or a transfer of all or substantially all our consolidated property and assets pursuant to which our common shares are converted into, or become the right to receive, cash, securities or other property, a holder may convert notes at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the effective date of the transaction.

     The phrase “all or substantially all” of our assets will likely be interpreted under applicable law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale, lease or transfer of “all or substantially all” of our assets has occurred.

     In the case of a distribution, no adjustment to the ability of a holder of notes to convert will be made if the holder participates or will participate in the distribution without conversion.

     Conversion Procedures. On or after January 20, 2009, we will have the option to deliver cash in lieu of some or all of the common shares to be delivered upon conversion of the notes. We will give notice of our election to deliver part or all of the conversion consideration in cash to the holder converting the notes within two business days of our receipt of the holder’s notice of conversion unless we have already informed holders of our election in connection with our optional redemption of the notes. The amount of cash to be delivered per note will be equal to the number of common shares in respect of which the cash payment is being made multiplied by the average of the closing sale prices of our common shares on the ten trading days commencing one day after (a) the date of our notice of election to deliver all or part of the conversion consideration in cash if we have not given notice of redemption or (b) the conversion date, in the case of conversion following notice of redemption specifying our intention to deliver cash upon conversion.

     If we elect to deliver cash in lieu of some or all of the common shares issuable upon conversion, we will make the payment, including delivery of the common shares, through the conversion agent, to holders surrendering notes no later than the tenth business day following the conversion date. Otherwise, we will deliver the common shares, together with any cash payment for fractional shares, through the conversion agent no later than the fifth business day following the conversion date. We may not deliver cash in lieu of any common shares issuable upon a conversion (other than in lieu of fractional shares) if an Event of Default with respect to the notes has occurred and is continuing, other than a default in payment of the conversion consideration.

     Our delivery to the holder of the full number of common shares into which the note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest, if any, attributable to the period from the most recent interest payment date to the conversion date.

     As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited. We will continue to be required to pay liquidated damages, if any, on the common shares issued upon conversion of the notes under the circumstances provided in the registration rights agreement. See “ – Registration Rights”.

     Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on that interest payment date with respect to the notes so converted; provided that no such payment need be made (1) if we have specified a redemption date that is after a record date but on or prior to the next interest payment date, (2) if we have specified a repurchase date following a designated event that is after a record date but on or prior to the next interest payment date or (3) to the extent of any overdue interest at the time of conversion with respect to such note.

     Conversion Price Adjustments. We will adjust the conversion rate if any of the following events occurs:

•	dividends or distributions on our common shares payable in common shares;

•	subdivisions, combinations or certain reclassifications of our common shares;

•	distributions to all holders of our common shares of certain rights or warrants entitling them to purchase common shares, for a period expiring within 45 days of the record date for such issuance, at a price per share that is less than the average of the closing sale prices for our common shares for the ten trading days preceding the time of announcement of such issuance;

•	distributions to all holders of our common shares of shares of our capital stock, our assets or debt securities or certain rights to purchase our securities, but excluding cash dividends or other cash distributions referred to in the next bullet and the rights and warrants referred to in the item above;

•	we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common shares, in each case based on the average closing sales prices of those securities (where such closing sales prices are available) for the ten trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the New York Stock Exchange or such other U.S. national or regional exchange or market on which the securities are then listed or quoted;

•	if we distribute cash payable to all holders of our common shares to the extent such cash distribution, together with any other cash distributions paid during the preceding twelve months, exceeds $0.06 per share (the “dividend threshold amount”) (the dividend threshold amount is subject to proportionate adjustment to reflect subdivisions or combinations of our common shares), in which case the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price per share of its common shares on the record date, and (2) the denominator of which shall be such price less the amount of the distribution in excess of the dividend threshold amount. “Current market price” shall mean the average of the closing sale prices per common share for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purpose of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which our common shares trade, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution;

•	payments by us or one of our subsidiaries in respect of an issuer bid, a tender offer or exchange offer for our common shares to the extent that cash and the value of any other consideration per common share exceeds the closing sale price of our common shares on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such issuer bid or tender or exchange offer;

•	someone other than us or one of our subsidiaries makes a payment of cash or other consideration in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer and:

(1) after the tender offer or exchange offer, the offeror’s ownership of our common shares exceeds 25% of the total common shares outstanding; and

(2) the cash and value of any other consideration paid per share exceeds the closing sale price on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this item will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or intention to cause us to engage in a consolidation or merger or sale of all or substantially all of its assets.

     Each adjustment referred to above will be made only upon conclusion of the applicable event. We will not adjust the conversion rate, however, if holders of notes are able to participate in the transaction or distribution without conversion, or in certain other cases.

     Our shareholder rights plan provides that each of our common shares, including those issued pursuant to the terms of the notes, issued at any time prior to the distribution of separate certificates representing our share purchase rights, will be entitled to receive such rights. However, there shall not be any adjustment to the conversion rate as a result of:

•	the issuance of the rights to purchase common shares pursuant to our shareholder rights plan or any successor agreement;

•	the distribution of any entitlement to receive the share purchase rights;

•	the exercise or redemption of such rights in accordance with our shareholder rights plan; or

•	the termination or invalidation of the share purchase rights or similar rights.

     No adjustment in the conversion rate will be required unless the adjustment would require a change of at least 1% in the conversion rate then in effect; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

     We may at any time increase the conversion rate by any amount for any period of time if our board of directors has made a determination that such increase would be in our best interests, provided that the period during which the increased rate is in effect is at least 20 days (or such longer period as may be required by law) and the increased rate is irrevocable during such period.

     If we are party to a consolidation, amalgamation, statutory arrangement, merger, binding share exchange or other combination to which our common shares are converted into cash, securities or other property, at the effective time of the transaction, the right to convert a note into common shares will be changed into the right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its note immediately prior to the transaction; provided, however, that if, prior to the date that is five years plus one day from the last date of original issuance of the notes, which would include exercise of the initial purchasers’ option, holders of notes would otherwise be entitled to receive, upon conversion of the notes, any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) (which we refer to as “ineligible consideration”), such holders shall not be entitled to receive such ineligible consideration but we or the successor or acquiror, as the case may be, shall have the right (at the sole option of us or the successor or acquiror, as the case may be) to deliver either such ineligible consideration or “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) with a market value equal to the market value of such ineligible consideration. In general, prescribed securities would include our common shares and other shares which are not redeemable by the holder within five years of the date of issuance. Because of this, certain transactions may result in the notes being convertible into prescribed securities that are highly illiquid. This could have a material adverse effect on the value of the notes. We agree to give you notice at least 30 days prior to the effective date of such transaction in writing and by release to a business newswire stating the consideration into which the notes will be convertible after the effective date of such transaction. After such notice, we or the successor or acquiror, as the case may be, may not change the consideration to be delivered upon conversion of the note except in accordance with any other provision of the indenture.

     If the transaction also constitutes a “designated event”, as defined below, we will be required to make an offer to the holder to purchase all or a portion of its notes as described below under “Offer to Purchase at Option of the Holder Upon a Designated Event”.

     U.S. holders of the notes may be deemed to have received a distribution subject to U.S. federal income tax as a dividend as a result of certain adjustments of the conversion rate. See “Certain Income Tax Considerations — United States Federal Income Tax Considerations — Adjustment of Conversion Price”.

Redemption of Notes at Our Option

     No sinking fund is provided for the notes. Prior to January 20, 2009 we cannot redeem the notes except pursuant to the provisions described below under “Redemption For Tax Reasons”. The notes will be redeemable at our option, in whole or in part, at any time on or after January 20, 2009 at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date. We will give at least 30 but not more than 60 days notice of redemption by mail to each holder of notes to be redeemed at the address of the holder appearing in the security register.

     If we redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion shall be deemed to be the portion selected for redemption.

Redemption For Tax Reasons

     We may also redeem all but not part of the notes for cash if we have or would become obligated to pay to the holder of any note “additional amounts” (which are more than a de minimis amount) as a result of any change from the date of this prospectus in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change from the date of this prospectus in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided we cannot avoid these obligations by taking reasonable measures available to us and that we deliver to the trustee an opinion of legal counsel specializing in taxation and an officers’ certificate attesting to such change and obligation to pay additional amounts. The term “additional amounts” is defined under “Canadian withholding taxes” below. This redemption would be at 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date but without reduction for applicable Canadian withholding taxes (except in respect of certain excluded holders). We will give you not less than 30 days’ nor more than 60 days’ notice of this redemption, except that (i) we will not give notice of redemption earlier than 60 days prior to the earliest date on or from which we would be obligated to pay any such additional amounts, and (ii) at the time we give the notice, the circumstances creating our obligation to pay such additional amounts remain in effect.

     Upon receiving such notice of redemption, each holder who does not wish to have us redeem its notes will have the right to elect to:

•	convert its notes; or

•	not have its notes redeemed, provided that no additional amounts will be payable on any payment of interest or principal with respect to the notes after such redemption date. All future payments will be subject to the deduction or withholding of any Canadian taxes required by law to be deducted or withheld.

     Where no election is made, the holder will have its notes redeemed without any further action. The holder must deliver to the paying agent a written notice of election so as to be received by the paying agent no later than the close of business on a business day at least 5 business days prior to the redemption date.

     A holder may withdraw any notice of election by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day prior to the redemption date.

Purchase at Option of the Holder

     A holder will have the right to require us to purchase its notes on January 20, 2009, December 1, 2013 and December 1, 2018. We will be required to purchase for cash any outstanding note for which a holder delivers a written purchase notice to the paying agent. The paying agent initially will be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is not more than 25 business days prior to the purchase date until the close of business on the fifth business day immediately preceding the purchase date. If a purchase notice is given and withdrawn during that period we will not be obligated to purchase the notes listed in the notice. Our purchase obligation will be subject to certain additional conditions.

     The purchase price payable for a note on the purchase date will be equal to 100% of the principal amount to be purchased. We will also pay accrued and unpaid interest to, but excluding, the purchase date and, with respect to the December 1, 2013 and December 1, 2018 purchase dates, such interest will be paid to holders of record on the close of business on the record date immediately preceding the purchase date.

     The purchase notice must state:

•	if certificated notes have been issued, the note certificate numbers (or, if a holder’s notes are not certificated, its purchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be purchased, which must be in $1,000 multiples; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

     A holder may withdraw any written purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the purchase date. The withdrawal notice must state:

•	the principal amount of the notes being withdrawn;

•	the certificate numbers of the notes being withdrawn, if applicable; and

•	the principal amount of notes, if any, which remains subject to the purchase notice.

     We must give notice of an upcoming purchase date to all note holders not less than 25 business days prior to the purchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to purchase their notes.

     Payment of the purchase price for a note for which a purchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the purchase price of a note on the purchase date, then, on and after the business day following the purchase date:

•	that note will cease to be outstanding;

•	interest on that note will cease to accrue; and

•	all rights of the holder will terminate, other than the right to receive the purchase price upon delivery of that note.

     This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

     We may not purchase notes at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to the notes.

     We may be unable to purchase the notes if a holder elects to require us to purchase the notes pursuant to this provision. If a holder elects to require us to purchase the notes, we may not have enough funds to pay the purchase price for all tendered notes. Our future credit agreements or other agreements may contain provisions that could prohibit our purchase of the notes following a designated event without the consent of the lenders or other parties thereunder. If a holder elects to require us to purchase the notes at a time when we are prohibited from purchasing notes, we could seek the consent of our lenders to purchase the notes or attempt to refinance this debt. If we do not obtain consent to refinance the indebtedness, we would not be permitted to purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

     In connection with any purchase offer, we will to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act and any Canadian laws; and

•	file Schedule TO or any other required schedule under the Exchange Act rules which may then be applicable.

Offer to Purchase at Option of the Holder Upon a Designated Event

     In the event of a designated event (as defined below) with respect to us, we will be required to make an offer to each holder, subject to the terms and conditions of the indenture, to purchase for cash all outstanding notes in integral multiples of $1,000 principal amount, at a price for each $1,000 principal amount of such notes equal to 100% of the principal amount of such notes in respect of which such offer is accepted by a holder, plus any accrued and unpaid interest to, but excluding, the purchase date. We will be required to purchase notes in respect of which such offer is accepted by a holder no later than 30 business days after notice of a designated event has been mailed as described below. We refer to this date in this prospectus as the “designated event purchase date”.

     A “designated event” will be deemed to have occurred upon a “fundamental change” or a “termination of trading;” provided that a fundamental change or termination of trading occurring on or prior to December 9, 2008 shall not be deemed a designated event unless the transaction or event resulting in such fundamental change or termination of trading also constitutes a “change in control”.

     A “change in control” will be deemed to have occurred at such time as:

•	any person, including its affiliates and associates, other than us, our subsidiaries or their employee benefit plans, becomes the beneficial owner of more than 50% or more of the total number of votes attached to its share capital entitled to general voting rights (collectively, “Voting Securities”) or other securities into which the Voting Securities are reclassified or changed; or

•	there shall be consummated any consolidation, merger, amalgamation, binding share exchange, statutory arrangement (involving a business combination) or similar transaction involving us in which we are not the continuing or surviving corporation or pursuant to which the common shares would be converted into cash, securities or other property, in each case, other than a consolidation, amalgamation, merger, binding share exchange, statutory arrangement (involving a business combination) or similar transaction in which the holders of the Voting Securities immediately prior to such transaction have, directly or indirectly, at least a majority of the voting shares of the continuing or surviving corporation immediately after such transaction.

     A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, amalgamation, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common shares are exchanged for, converted into, acquired for or constitute solely the right to receive, consideration which is not all or substantially all common shares that:

•	are listed on, or immediately after the transaction or event will be listed on the Toronto Stock Exchange or a United States national securities exchange; or

•	are approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

     A “termination of trading” will be deemed to have occurred if our common shares (or other securities or property into which the notes are then convertible, including, without limitation, “prescribed securities” as described above under “— Conversion Price Adjustments”) are neither listed for trading on the Toronto Stock Exchange or a United States national securities exchange nor approved for trading on the Nasdaq National Market.

     Within 30 business days after the occurrence of a designated event, we must mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the designated event and an offer to purchase the notes, which notice must state, among other things:

•	the events causing a designated event;

•	the date of such designated event;

•	the last date on which a holder may accept our offer to purchase the notes;

•	the price of the designated event purchase offer;

•	the day on which we will purchase notes for which a holder has accepted our offer;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate;

•	that notes with respect to which a designated event purchase offer has been accepted by the holder may be converted, if otherwise convertible, only if the acceptance of the designated event purchase offer has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to accept our offer to purchase the notes.

     To accept the designated event purchase offer, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the third business day prior to the designated event purchase date. The required acceptance notice must state:

•	the certificate numbers of the notes to be delivered by the holder, if applicable;

•	the portion of the principal amount of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that the holder accepts our offer to purchase such notes pursuant to the applicable provisions of the notes.

     A holder may withdraw any acceptance of the designated event purchase offer by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day prior to the designated event purchase date. The notice of withdrawal must state:

•	the principal amount of the notes being withdrawn;

•	the certificate numbers of the notes being withdrawn, if applicable; and

•	the principal amount of the notes, if any, which remains subject to an acceptance of the designated event purchase offer.

     We will cause the designated event purchase price for such note to be paid promptly following the later of the designated event purchase date or the time of delivery of such note. Payment of the purchase price for a note for which an acceptance notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the acceptance notice. If the paying agent holds money sufficient to pay the purchase price of a note on the purchase date, then, on and after the business day following the purchase date:

•	that note will cease to be outstanding;

•	interest on that note will cease to accrue; and

•	all rights of the holder will terminate, other than the right to receive the purchase price upon delivery of that note.

     This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

     In connection with any purchase offer in the event of a designated event, we will to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act and any Canadian laws; and

•	file Schedule TO or any other required schedule under the Exchange Act rules which may then be applicable.

     We may be unable to purchase the notes if a holder accepts our offer to purchase the notes pursuant to this provision. If a holder accepts our offer to purchase the notes, we may not have enough funds to pay the designated event purchase price. A designated event may constitute an event of default under existing or future credit agreements. Our future credit agreement or other agreements may contain provisions that could prohibit our purchase of the notes following a designated event without the consent of the lenders or other parties thereunder. If a holder accepts our offer to purchase the notes at a time when we are prohibited from purchasing notes, we could seek the consent of our lenders to purchase the notes or attempt to refinance this debt. If we do not obtain consent or refinance the indebtedness, we would not be permitted to purchase the notes. Our failure to purchase notes pursuant to this provision would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

     The designated event purchase feature of the notes may in certain circumstances make more difficult or discourage a take-over of our company.

     We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a designated event with respect to the designated event purchase feature of the notes but that would increase the amount of our, or our subsidiaries’, indebtedness.

     We may not purchase notes upon a designated event if there has occurred and is continuing an event of default with respect to the notes, other than a default in making a designated event purchase offer or in the payment of the designated event purchase price with respect to the notes.

Merger or Consolidation, or Conveyance, Transfer or Lease of Properties and Assets

     The indenture provides that we may not consolidate, amalgamate or merge with or into any other person, enter into a binding share exchange or sell, convey, transfer or lease all or substantially all of our properties and assets to another person (including in any such case under a statutory arrangement) unless, among other things:

•	the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof, the District of Columbia, the laws of Canada or any province or territory thereof;

•	such person assumes all our obligations under the notes and the indenture; and

•	we or such successor person shall not immediately thereafter be in default under the indenture;

provided, however, for purposes of the foregoing, the sale, conveyance, transfer or lease (in a single transaction or a series of transactions) of the properties or assets of one or more subsidiaries (other than to us or another wholly-owned subsidiary) which, if such properties or assets were directly owned by us, would constitute all or substantially all of our properties and assets on a consolidated basis, shall be deemed to be a sale, conveyance, transfer or lease of all or substantially all of our properties and assets.

     Upon the assumption of our obligations by such a person in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

     Although such transactions are permitted under the indenture, certain of the foregoing transactions could constitute a designated event requiring us to make an offer to purchase the notes of the holders as described in “ – Offer to Purchase at Option of the Holder Upon a Designated Event”.

     The phrase “all or substantially all” of our assets will likely be interpreted under applicable law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale, lease or transfer of “all or substantially all” of our assets has occurred.

Events of Default

     The following will be events of default for the notes:

•	default in the payment of the principal amount, redemption price, purchase price payable to a holder upon delivery of a purchase notice as described above under “ – Purchase at Option of Holder”, designated event purchase price with respect to any note when such amount becomes due and payable or the failure to make a designated event offer;

•	default in the payment of accrued and unpaid interest, if any (including additional amounts and additional interest in the event of a “registration default”), on the notes for 30 days;

•	failure by us to comply with any of our other covenants in the notes or the indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of the notes then outstanding and our failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

•	the acceleration of the maturity of any of our indebtedness (other than “non-recourse indebtedness” (as defined below)), at any one time, in an amount in excess of the greater of (i) $25.0 million and (ii) 5% of “consolidated net tangible assets” (as defined below), unless such acceleration is rescinded or annulled within a period of 30 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal of the notes; or

•	certain events of bankruptcy, insolvency or reorganization affecting us or any of our “significant subsidiaries”.

     As used herein,

•	“non-recourse indebtedness” means indebtedness the terms of which provide that the lender’s claim for repayment of such indebtedness is limited solely to a claim against the property which secures such indebtedness;

•	“consolidated net tangible assets” means the total amount of our assets (including investments in “joint ventures” (as defined below)) and our subsidiaries’ assets (less applicable depreciation, amortization and other valuation reserves) after deducting therefrom (a) all of our and our subsidiaries’ current liabilities (excluding (i) the current portion of long-term indebtedness, (ii) intercompany liabilities and (iii) any liabilities which are by their terms renewable or extendible at the option of the obligor thereon to a time more than 12 months from the time as which the amount thereof is being computed) and (b) all goodwill, tradenames, trademarks, patents, unamortized debt discount and other like intangibles, all as set forth on ur most recent consolidated balance sheet and computed in accordance with Canadian GAAP (or U.S. GAAP if adopted by us for use in preparation of our financial statements);

•	“joint venture” means any partnership, corporation or other entity, in which we and/or one or more “Subsidiaries” (as defined below) own, directly or indirectly, up to and including 50% of the partnership interests, outstanding voting stock or other equity interest;

•	“Subsidiary” means any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation is, at the time, directly or indirectly, owned by us or by one or more of our Subsidiaries, or by us and one or more Subsidiaries; and

•	“significant subsidiary” shall have the meaning set forth in Rule 1-02(w) of Regulation S-X.

     If an event of default shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of notes then outstanding may declare the principal amount of the notes plus accrued and unpaid interest, if any, on the notes accrued through the date of such declaration to be immediately due and payable. In the case of certain events of our bankruptcy, insolvency or reorganization, the principal amount of the notes plus accrued and unpaid interest, if any, accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

Canadian Withholding Taxes

     We will make payments on account of the notes (including, without limitation, additional interest or liquidated damages described under “ – Registration Rights”) without withholding or deducting on account of any present or future duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having the power to tax (“Canadian taxes”), unless we are required by law or the interpretation or administration thereof, to withhold or deduct Canadian taxes. If we are required to withhold or deduct any amount on account of Canadian taxes, we will make such withholding or deduction and pay as additional interest or liquidated damages in the circumstances described under “ – Registration Rights”, the additional amounts (“additional amounts”) necessary so that the net amount received by each holder of notes after the withholding or deduction (including with respect to additional amounts) will not be less than the amount the holder would have received if the Canadian taxes had not been withheld or deducted. We will make a similar payment of additional amounts to holders of notes (other than excluded holders) that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding. However, no additional amounts will be payable with respect to a payment made to a holder or former holder of notes (an “excluded holder”) in respect of the beneficial owner thereof:

•	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

•	that is subject to such Canadian taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian taxes (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirements which applies generally to holders of notes who are not residents of Canada, at least 60 days prior to the effective date of any such imposition or change, we shall give written notice, in the manner provided in the indenture, to the trustee and the holders of the notes then outstanding of such imposition or change, as the case may be, and provide the trustee and such holders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation, or other reporting requirements); or

•	that is subject to such Canadian taxes by reason of its carrying on business in or otherwise being connected with Canada or any province or territory thereof otherwise than by the mere holding of such notes or the receipt of payment, or exercise of any enforcement rights, thereunder;

and no additional amounts will be payable with respect to any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge (“excluded taxes”).

     We will remit the amount we withhold or deduct to the relevant authority. Additional amounts will be paid in cash semi-annually, at maturity, on any redemption date, on a conversion date or on any purchase date. With respect to references in this document to the payment of principal or interest on any note, such reference shall be deemed to include the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable.

     We will furnish to the trustee, within 30 days after the date the payment of any Canadian taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made. We will indemnify and hold harmless each holder of notes (other than an excluded holder) and upon written request reimburse each such holder for the amount of (i) any Canadian taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Canadian taxes levied or imposed and paid by such holder with respect to any reimbursement under (i) and (ii) above, but excluding any excluded taxes.

Modifications of the Indenture

     We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder, no supplemental indenture may:

•	reduce the rate or change the time of payment of interest (including additional amounts and additional interest in the event of a “registration default”) on any note;

•	make any note payable in money or securities other than that stated in the note;

•	change the stated maturity of any note;

•	reduce the principal amount, redemption price, termination of trading purchase price or change in control purchase price with respect to any note;

•	make any change that adversely affects the right of a holder to require us to purchase a note;

•	waive a default in the payment of any amount due with respect to any note;

•	impair the right to convert, or receive payment with respect to, a note, or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes; or

•	change the provisions in the indenture that relate to modifying or amending the indenture.

     Without the consent of any holder of notes, we and the trustee may enter into supplemental indentures for any of the following purposes:

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

•	to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the notes;

•	to make any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act and the qualification of the indenture under the Trust Indenture Act; or

•	to cure any ambiguity or inconsistency in the indenture.

     No supplemental indenture entered into pursuant to the second, third, fourth or fifth items of the preceding paragraph may be entered into without the consent of the holders of a majority in principal amount of the notes, however, if such supplemental indenture would materially and adversely affect the interests of the holders of the notes.

     The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

•	waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

•	waive any past default under the indenture and its consequences, except a default in the payment of the principal amount, accrued and unpaid interest, if any (including additional amounts and additional interest in the event of a “registration default”), redemption price, termination of trading purchase price or change in control purchase price or obligation to deliver common shares upon conversion with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

No Personal Liability of Directors, Officers, Employees, Incorporators and Shareholders

     No director, officer, employee, incorporator or shareholder of ours, as such, shall have any liability for any of our obligations under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the U.S. federal securities laws, and it is the view of the SEC that a waiver of such liabilities is against public policy in the United States.

Unclaimed Money; Prescription

     If money deposited with the trustee or paying agent for the payment of principal or interest remains unclaimed for two years, the trustee and paying agent shall notify us and shall pay the money back to us at our written request. Thereafter, holders of notes entitled to the money must look to us for payment, subject to applicable law, and all liability of the trustee and the paying agent shall cease. Other than as described in this paragraph, the indenture does not provide for any prescription period for the payment of interest and principal on the notes.

Reports To Trustee

     We will regularly furnish to the trustee copies of our annual report to shareholders, containing audited financial statements, and any other financial reports which we furnish to our shareholders.

Rule 144A Information Requirements

     We agreed in the indenture to furnish to the holders or beneficial holders of the notes and prospective purchasers of the notes designated by the holders of the notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until such time as we register the notes and the underlying common shares for resale under the Securities Act. In addition, we agreed to furnish such information if, at any time while the notes or the common shares issuable upon conversion of the notes are restricted securities within the meaning of the Securities Act, we are not subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Trustee and Transfer Agent

     The trustee for the notes is The Bank of New York. The Canadian transfer agent and registrar of our common shares is Computershare Trust Company of Canada at its principal office in Toronto, Canada. The United States transfer agent and registrar for our common shares is Computershare Trust Company of New York at its principal office in New York, New York.

Listing and Trading

     The notes are expected to be eligible for trading on the PORTAL Market. Our common shares are listed under the symbol “FHR” on the New York Stock Exchange and on the Toronto Stock Exchange.

Enforceability of Judgments

     Since most of our assets, as well as the assets of most of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

     We have been informed by McCarthy Tétrault LLP, our Canadian counsel, that the laws of the Province of Ontario and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Ontario on any final and conclusive judgment in personam of any federal or state court located in the State of New York (hereinafter referred to as a “New York Court”) against us, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforceability of the indenture and the notes that is not impeachable as void or voidable under the internal laws of the State of New York if:

•	the New York Court rendering such judgment had jurisdiction over us, as recognized by the courts of the Province of Ontario or the federal courts of Canada (and submission by us in the indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to the notes);

•	such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Ontario, the federal laws of Canada or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

•	the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors’ rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Ontario or any applicable federal laws in Canada;

•	no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Ontario or a federal court of Canada; and

•	the action to enforce such judgment is commenced within the appropriate limitation period except that any court in the Province of Ontario or federal court of Canada may only give judgment in Canadian dollars.

     We have been advised by such counsel that there is doubt as to the enforceability in Canada in original actions, or in motions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal securities laws.

Form, Denomination and Registration of Notes

     The notes were issued in registered form, without interest coupons, in minimum denominations of $1,000 and integral multiples thereof, in the form of both global securities and certificated securities, as further provided below. Notes sold in reliance on Rule 144A under the Securities Act were represented by a U.S. global security. See “Global Securities” below for more information.

     The trustee is not required:

•	to issue, register the transfer of or exchange any note for a period of 15 days before a selection of notes to be redeemed or purchased by us; or

•	to register the transfer of or exchange any note so selected for redemption or repurchase in whole or in part, except, in the case of a partial redemption or repurchase, that portion of any of the notes not being redeemed or purchased by us.

     See “– Global Securities” and “– Certificated Securities” for a description of additional transfer restrictions applicable to the notes.

     No service charge will be imposed in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Global Securities

     Global securities were deposited with a custodian for The Depository Trust Company (“DTC”), and registered in the name of DTC or a nominee for DTC.

     Investors who are qualified institutional buyers and who purchased notes in reliance on Rule 144A under the Securities Act hold their interests in a global security directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

     Investors who purchase notes in offshore transactions in reliance on Regulation S under the Securities Act may hold their interests in a global security directly through Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”), if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in a global security on behalf of their participants through their respective nominees, which in turn will hold such interests in the global security through DTC.

     Except in the limited circumstances described below and in “ – Certificated Securities”, holders of notes represented by interests in a global security are not entitled to receive notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

     A beneficial interest in the offshore global security may be transferred to a person who wishes to hold such beneficial interest through the U.S. global security only upon receipt by the trustee of a written certification of the transferee (a “Rule 144A certificate”) to the effect that such transferee is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A.

     A beneficial interest in the U.S. global security may be transferred to a person who wishes to hold such beneficial interest through the offshore global security only upon receipt by the trustee of a written certification of the transferor (a “Regulation S certificate”) to the effect that such transfer is being made in compliance with Regulation S under the Securities Act.

     The restrictions on transfer described in the preceding two paragraphs will not apply (1) to notes sold pursuant to a registration statement under the Securities Act or (2) after such time (if any) as we determine and instruct the trustee that the notes are eligible for resale pursuant to Rule 144(k) under the Securities Act. There is no assurance that the notes will become eligible for resale pursuant to Rule 144(k).

     Any beneficial interest in one global security that is transferred to a person who takes delivery in the form of an interest in another global security will, upon transfer, cease to be an interest in such global security and become an interest in the other global security and, accordingly, will thereafter be subject to all transfer restrictions applicable to beneficial interests in such other global security for as long as it remains such an interest.

     The global securities have been entered by DTC in its book-entry settlement system. The custodian and DTC have electronically recorded the principal amount of notes represented by global securities held within DTC. Beneficial interests in the global securities are shown on records maintained by DTC and its direct and indirect participants, including Euroclear and Clearstream. So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture and the notes. No owner of a beneficial interest in a global security will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants.

     Payments of principal and interest under each global security will be made to DTC’s nominee as the registered owner of such global security. We expect that the nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.

     DTC has advised us that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the United States Exchange Act of 1934, amended (the “Exchange Act”). DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the initial purchaser), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

Certificated Securities

     If DTC notifies us that it is unwilling or unable to continue as depositary for a global security or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days of such notice, or an event of default has occurred and the trustee has received a request from a beneficial owner of a note, the trustee will exchange each beneficial interest in that global security for one or more certificated securities registered in the name of the owner of such beneficial interest. Such certificated security issued in exchange for a beneficial interest in the U.S. global security or the offshore global security will bear the restricted legend set forth in the indenture and accordingly will be subject to the restrictions on transfer applicable to certificated securities bearing such restricted legend.

Same-Day Settlement and Payment

     The indenture requires that payments in respect of the notes represented by the global securities be made by wire transfer of immediately available funds to the accounts specified by holders of the global securities. With respect to notes in certificated form, we will make all payments by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each holder’s registered address.

     The notes represented by the global securities are eligible to trade in the PORTAL Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global security in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

     Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global security from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global security by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

     The information described above concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

     Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global securities among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. None of us, the initial purchasers or the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Registration Rights

     We and the initial purchasers entered into a registration rights agreement on December 8, 2003. Pursuant to the registration rights agreement, we agreed to file with the SEC within 120 days of December 8, 2003 a shelf registration statement at our expense to cover resales of registrable securities by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement. We agreed to use our reasonable best efforts to cause the shelf registration statement to be declared effective by the SEC within 180 days of December 8, 2003. Notwithstanding the foregoing, we are permitted to prohibit offers and sales of registrable securities pursuant to the shelf registration statement under certain circumstances and subject to certain conditions (any period during which offers and sales are prohibited being referred to as a “suspension period”). “Registrable securities” means each note and any underlying common shares until the earlier of (x) the date on which such note or underlying common shares have been effectively registered under the Securities Act and disposed of, whether or not in accordance with the shelf registration statement, and (y) the date which is two years after December 8, 2003 and the last date that we or any of our affiliates was the owner of such notes (or any predecessor thereto) or such shorter period of time as permitted by Rule 144(k) under the Securities Act or any successor provision thereunder.

     We agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of a shelf registration statement by release made to Canada NewsWire, Reuters Economic Services and Bloomberg Business News. A holder who sells registrable securities pursuant to the shelf registration statement generally will be required to deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder (including certain indemnification provisions). We will provide to each holder copies of such prospectus, notify each holder when a shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities.

     Holders of the registrable securities are required to deliver information to be used in connection with, and to be named as selling security holders in, the shelf registration statement within the periods set forth in the registration rights agreement in order to have their registrable securities included in the shelf registration statement. If a holder fails to do so, the registrable securities held by such holder will not be entitled to be registered and such holder will not be entitled to receive any of the additional interest described in the following paragraph. There can be no assurance that we will be able to maintain an effective and current registration statement as required. The absence of such a registration statement may limit the holder’s ability to sell such registrable securities or adversely affect the price at which such registrable securities can be sold.

     If:

•	the shelf registration statement is not filed with the SEC within 120 days of December 8, 2003;

•	the shelf registration statement has not been declared effective by the SEC within 180 days of December 8, 2003; or

•	the shelf registration statement is filed and declared effective but shall thereafter cease to be effective (without being succeeded immediately by an additional registration statement filed and declared effective) or usable for the offer and sale of registrable securities for a period of time (including any suspension period) which shall exceed 45 days in the aggregate in any 3-month period or 90 days in the aggregate in any 12-month period,

(each such event referred to in the bullets above being referred to as a “registration default”), we will pay certain additional interest in the case of the notes and liquidated damages in the case of common shares to each holder of registrable securities who has timely provided the required selling security holder information to us. The additional interest or liquidated damages, as the case may be, payable during any period during which a registration default shall have occurred and be continuing is:

•	in the case of notes, at a rate per year equal to 0.25% for the first 90-day period, at a rate per year equal to 0.50% thereafter of the aggregate principal amount of such notes, or

•	in the case of common shares issued upon conversion of the notes, at a rate per year equal to 0.25% for the first 90-day period, at a rate per year equal to 0.50% thereafter of the then applicable conversion price (as defined below).

     So long as a registration default continues, we will pay additional interest or liquidated damages, as the case may be, in cash on June 1 and December 1 of each year to the holder of record of the notes or common shares issued upon conversion of the notes, as the case may be, on the immediately preceding May 15 or November 15. Following the cure of all registration defaults, such additional interest will cease to accrue with respect to such registration default.

     The term “applicable conversion price” means, as of any date of determination, $1,000 divided by the conversion rate then in effect as of the date of determination or, if no notes are then outstanding, the conversion rate that would be in effect were notes then outstanding.

     With respect to references in this document to the payment of interest on any note, such reference shall be deemed to include the payment of additional interest to the extent that, in such context, additional interest is, was or would be payable.

     We will use our reasonable best efforts to cause the shelf registration statement to be effective for a period of two years after the later of (1) the last date of the original issuance of the notes, which would include exercise of the initial purchasers’ option, and (2) the last date that we or any of our affiliates was the owner of the notes (or any predecessor thereto), or such shorter period of time (x) as permitted by Rule 144(k) under the Securities Act or any successor provisions thereunder, or (y)

that will terminate when each of the registrable securities covered by the shelf registration statement ceases to be a registrable security.

     The registration rights agreement provides that the failure by us to register the notes or common shares issuable upon conversion thereof by Canadian Persons for resale pursuant to the shelf registration statement shall not constitute a default by us in the performance, or breach, of any covenant or warranty of ours in the registration rights agreement, and that no additional interest or liquidated damages will be payable due solely to the failure by us to perform with respect to Canadian Persons such registration of notes and common shares. The term “Canadian Persons” means any person in Canada or resident in Canada, including any natural person resident in Canada, any partnership or corporation organized or incorporated under the federal laws of Canada or the laws of any province or territory of Canada, any estate of which any executor or administrator is a Canadian person, any trust of which the trustee making the investment decision is a Canadian person, any agency or branch of a foreign entity located in Canada and any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in Canada.

     The foregoing summary of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the registration rights agreement. Copies of the registration rights agreement are available from us upon request.

Governing Law

     The indenture and the notes are governed by and construed in accordance with the laws of the State of New York applicable to agreements and instruments entered into and wholly-performed within the State of New York. We have submitted to the non-exclusive jurisdiction of any federal or state court in the State of New York for purposes of all legal actions and proceedings instituted in connection with the indenture and the notes. We have appointed CT Corporation Systems Inc., 111 Eighth Avenue, New York, New York 10011, as our authorized agent upon which process may be served in any such action in any federal or state court in the State of New York.

DESCRIPTION OF OUR SHARE CAPITAL

Equity

     Our authorized capital consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. Only common shares have been issued and are outstanding. As of March 26, 2004, there were 79,123,467 common shares issued and outstanding.

     Shareholders are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the company and one vote in respect of each share held at all such meetings. The shareholders are entitled, at the discretion of our board of directors, to receive out of any or all of our profits or surplus properly available for the payment of dividends, any dividend declared by the board and payable by us on the common shares. The shareholders will participate rateably in any distribution of our assets upon our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders for the purpose of winding up our affairs. Such participation will be subject to the rights, privileges, restrictions and conditions attached to any of our securities issued and outstanding at such time ranking in priority to the shares upon our liquidation, dissolution or winding-up.

     No first preferred or second preferred shares are outstanding. If and when issued, holders of such first and second preferred shares shall have such rights and obligations as our board may determine in issuing such shares.

     The Canadian transfer agent and registrar for our common shares is Computershare Trust Company of Canada at its principal office in Toronto, Canada. The United States transfer agent and registrar for our common shares is Computershare Trust Company of New York at its principal office in New York, New York.

Shareholder Rights Plan

     We have a shareholders’ rights plan (the “Rights Plan”), the current version of which was confirmed by shareholders at our 2003 annual meeting. The following summary of certain provisions of the Rights Plan does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Rights Plan, including the definitions therein of certain terms, and the form of certificate evidencing the Rights. Copies of the Rights Plan are available upon request.

     Under the Rights Plan, each common share issued prior to the Separation Time (as defined below) carries with it one right (a “Right”). Each Right carries with it the right to purchase our common shares, at a discounted price, under certain circumstances including in the event of particular hostile efforts to acquire control of us. The Rights are currently not exercisable and Rights certificates will not be distributed until certain events, as specified in the Rights Plan, cause the Rights to separate from the shares (the “Separation Time”). Pending separation, the Rights will be evidenced by and trade with the common shares. The Rights will expire no later than our annual meeting in 2004. The Rights may be redeemed by us at a price of Cdn$0.000001 per Right prior to a specified event but, in certain cases, only following approval by a majority of the votes cast by shareholders at a special meeting of shareholders.

     If a person or group acting in concert acquires 20% or more of the common shares in a transaction that is not a “Permitted Bid” or a “Competing Permitted Bid”, the Rights will become exercisable and entitle the holders thereof (other than the acquiring person or group) to purchase common shares at a 50% discount from the market price. The Rights are not triggered by a “Permitted Bid”, which is essentially a takeover bid made to all shareholders for any or all of their shares. The “Permitted Bid” must be made by way of a circular in compliance with securities laws and must comply with other conditions, including conditions that no shares be taken up for 60 days following the bid and then only if more than 50% of our then outstanding common shares held by independent shareholders have been tendered to the bid. A “Competing Permitted Bid” is a take-over bid made after a “Permitted Bid” has been made and prior to its expiry that satisfies all of the provisions of a “Permitted Bid”, except that it must remain open for acceptance for a minimum period of 35 days.

CERTAIN INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain material Canadian and U.S. federal income tax consequences of the acquisition, ownership and disposition of notes and common shares issued upon their conversion. This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any particular prospective purchaser. This discussion does not take into account Canadian provincial or territorial tax laws, U.S. state or local tax laws, or tax laws of jurisdictions outside of Canada and the U.S. The following is based upon the tax laws of Canada and the U.S. as in effect on the date of this prospectus, which are subject to change or to different interpretation with possible retroactive effect. Prospective purchasers should consult their own tax advisors with respect to their particular circumstances.

United States Federal Income Tax Considerations

     The following is a summary of the principal U.S. federal income tax considerations generally applicable to a U.S. Holder who acquires notes and common shares issued upon their conversion. As used in this summary of U.S. federal income tax considerations, the term “U.S. Holder” means a beneficial holder of a note or common stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation or an entity treated as a corporation, formed under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source and (iv) in general, a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” have the authority to control all substantial decisions of the trust.

     This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, Internal Revenue Service (“IRS”) rulings and judicial decisions now in effect, all of which are subject to change (possibly, with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding the notes or common shares. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of U.S. Holders, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations and persons holding notes or common shares as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or common shares under the constructive sale provisions of the Code) may be subject to special rules. This summary also does not discuss any aspect of state, local or foreign law or U.S. federal estate and gift tax law as applicable to U.S. Holders of the notes and common shares. In addition, this discussion is limited to purchasers who will hold the notes and common shares as “capital assets” within the meaning of Section 1221 of the Code (generally, for investment).

     All prospective purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and the common shares in their particular situations.

     This summary does not consider the U.S. federal income tax consequences of the holding or the disposition of the notes or common shares by a partnership. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the notes or common shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A holder of the notes or common shares that is a partnership, and partners in such partnership, should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and common shares into which the notes may be converted.

     Treatment of Registration

     The registration of the notes will not be a taxable event for U.S. federal income tax purposes.

     Interest on Notes

     A U.S. Holder will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with the U.S. Holder’s regular method of U.S. federal income tax accounting. Such interest will be treated as income from outside the United States but generally will be “passive income” or, in the case of certain types of U.S. Holders, “financial services income” for U.S. foreign tax credit purposes. See “Credit for Foreign Taxes Withheld”, below.

     Amortizable Bond Premium

     Amortizable bond premium may arise from the purchase of a note in a secondary market transaction. Such premium is equal to the excess of the purchase price of the note, reduced by any amount attributable to the conversion right, over, in general, the note’s principal amount. The amount attributable to the conversion right may be determined under any reasonable method, including by reference to the trading prices of comparable, but nonconvertible, notes issued by us or other issuers. Generally, a U.S. Holder may elect to amortize such premium as an offset to interest income, using a constant yield method. The premium amortization is calculated assuming that we will exercise redemption rights in a manner that maximizes the U.S. Holder’s yield. A U.S. Holder that elects to amortize bond premium must reduce its tax basis in the note by the amount of the premium used to offset interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations held during or after the taxable year for which the election is made and may be revoked only with the consent of the IRS.

     Market Discount

     If a U.S. Holder acquires a note in a secondary market transaction for an amount that is less than, in general, the note’s principal amount, the amount of such difference is treated as “market discount” for federal income tax purposes, unless such difference is considered to be de minimis as described in section 1278(a)(2)(C) of the Code. Under the market discount rules of the Code, a U.S. Holder is required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. In general, the amount of market discount that has accrued is determined on a ratable basis although in certain circumstances an election may be made to accrue market discount on a constant interest basis. A U.S. Holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry notes with market discount. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and is irrevocable without the consent of the IRS. A U.S. Holder’s tax basis in a note will be increased by the amount of market discount included in such U.S. Holder’s income under such election. U.S. Holders of notes with market discount are urged to consult their tax advisors as to the tax consequences of ownership and disposition of the notes.

     Additional Payments

     In certain circumstances, we may be obligated to pay holders of the notes amounts in excess of stated interest or principal. For example, as more fully described under “Description of Notes — Registration Rights”, in the event of a “registration default” we will be required to pay additional interest to holders of the notes. Additionally, we will be required to pay additional amounts if Canadian withholding tax is imposed on payments on the notes, as more fully described in “Description of Notes — Canadian Withholding Taxes”. Although the matter is not free from doubt, we intend to take the position that the contingency that we will make such additional payments is “remote” within the meaning of the applicable Treasury regulations and do not intend to treat the possibility of such payments as causing the notes to be considered issued with “original issue discount” or as requiring the notes to be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. On that basis, we believe that such additional payments, if any, will be taxable to a U.S. Holder as ordinary income at the time such payments accrue or are received in accordance with the holder’s method of tax U.S. federal income accounting.

     Conversion of Notes into Common Shares

     A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into common shares except (i) with respect to cash received in lieu of a fractional common share and (ii) to the extent that any common shares are considered attributable to accrued but unpaid interest not previously included in gross income. Cash received in lieu of a fractional common share should generally be treated as a payment in exchange for the fractional common share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of a fractional common share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional common share, and will be long-term capital gain or loss if the U.S. Holder will have held the note for more than one year at the time of conversion. See “Sale, Exchange, Redemption or Other Disposition of Notes or Common Shares”, below, for a discussion of the consequences of capital-gain treatment. The fair market value of common shares that are attributable to accrued but unpaid interest generally will be taxable to the U.S. Holder as interest to the extent not previously included in gross income.

     The initial tax basis of common shares received on conversion (other than common shares attributable to accrued but unpaid interest not previously included in gross income) will equal the adjusted tax basis of the note converted, reduced by the portion of adjusted tax basis allocated to any fractional common share exchanged for cash. The initial tax basis of common shares attributable to such accrued but unpaid interest will be the fair market value of such common shares. The holding period for the common shares received on conversion will generally include the period during which the converted note was held prior to conversion. The holding period for common shares attributable to accrued but unpaid interest will, however, commence on the day following the date of delivery of the common shares.

     Conversion of Notes into Cash or Common Shares and Cash

     As discussed above under “Description of Notes — Conversion Rights — Conversion Procedures”, after January 20, 2009 we will have the option to deliver cash in lieu of some or all of the common shares to be delivered upon conversion of the notes. If a U.S. Holder converts a note and we deliver solely cash, the transaction will be treated for U.S. federal income tax purposes as a redemption of the note, having the consequences for the holder described below under “Sale, Exchange, Redemption or Other Disposition of Notes or Common Shares”.

     If a U.S. Holder converts a note and we deliver a combination of common shares and cash, and such cash is not merely received in lieu of a fractional common share, the U.S. federal income tax treatment to the holder is uncertain. For U.S. federal income tax purposes, the transaction will be treated as an exchange of the note for a combination of cash and common shares. Assuming the note is a “security” for U.S. federal income tax purposes, which is likely, a U.S. Holder will be required to recognize the gain (but not loss) realized on this exchange in an amount equal to the lesser of (i) the gain realized (being the excess, if any, of the fair market value of the common shares received plus the cash received over the adjusted tax basis in the note exchanged therefor) and (ii) the cash received. Such gain generally will be long-term capital gain if the U.S. Holder will have held the note for more than one year at the time of the exchange. See “Sale, Exchange, Redemption or Other Disposition of Notes or Common Shares”, below, for a discussion of the consequences of capital-gain treatment. The U.S. Holder’s adjusted tax basis in the common shares received generally will equal the adjusted tax basis in the note exchanged, decreased by the cash received and increased by the amount of gain recognized. The U.S. Holder’s holding period in the common shares received upon exchange of the note will include the holding period of the note so exchanged.

     Alternatively, the cash payment might be treated as the proceeds from the redemption of a portion of the note and taxed in the manner described under “Sale, Exchange, Redemption or Other Disposition of Notes or Common Shares”, below. In such case, the U.S. Holder’s adjusted tax basis in the note would be allocated pro rata between the common shares received and the portion of the note that is treated as redeemed for cash. The holding period for the common shares received in the conversion would include the holding period for the note.

     In either case, a U.S. Holder should be entitled to treat any cash received in the exchange as applied first to the satisfaction of any accrued but unpaid interest on the note. U.S. Holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common stock upon a conversion.

     Adjustment of Conversion Price

     The conversion price of the notes is subject to adjustment under certain circumstances, see “Description of Notes — Conversion Rights — Conversion Price Adjustments”. Certain adjustments (or failures to make adjustments) to the conversion price of the notes may result in a taxable constructive dividend distribution to a U.S. Holder of a note. This will occur if and to the extent that certain adjustments in the conversion price, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of our common shares), increase the proportionate interest of a U.S. Holder of a note in the fully diluted common shares. The amount of any constructive dividend distribution will be limited to the amount of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because a constructive dividend distribution may occur whether or not a U.S. Holder ever exercises the conversion privilege, such holder may recognize income even though such holder does not receive any cash or property as a result of the adjustment (or failure to adjust). Adjustments to the conversion price made pursuant to a bona fide, reasonable adjustment formula that has the effect of preventing dilution in the interest of the holders of the notes, however, will generally not be considered to result in a constructive dividend distribution.

     Sale, Exchange, Redemption or Other Disposition of Notes or Common Shares

     Subject to the passive foreign investment company (“PFIC”) rules discussed below, and the market discount rules discussed above, gain or loss, if any, realized by a U.S. Holder on the sale, exchange (other than a conversion, discussed above), redemption or other disposition of a note or common share will generally be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the U.S. Holder’s adjusted tax basis in the note or common share and the amount realized on the disposition (other than, in the case of a note, any amount attributable to accrued but unpaid interest, which will be taxable as ordinary income). A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder, reduced (but not below zero) by any principal payments received by such holder and any amortization of premium such holder has taken into account, and increased by any market discount previously included in respect of such note. A U.S. Holder’s adjusted tax basis in a common share acquired through conversion of a note is discussed above.

     Gain or loss realized on the sale, exchange, redemption or other disposition of a note or common share generally will be long-term capital gain or loss if at the time of the disposition the note or common share has been held for more than one year. For non-corporate taxpayers, including individuals, the excess of net long-term capital gains over net short-term capital losses generally is taxed at a lower rate than ordinary income (generally 15% for most gains recognized in taxable years beginning on or before December 31, 2008). The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses. Any gain or loss realized by a U.S. Holder on the sale of a note or a common share will generally constitute U.S. source gain or loss for foreign tax credit purposes.

     Distributions on Common Shares

     Subject to the PFIC rules discussed below, the gross amount of any distribution by us (including any Canadian taxes withheld therefrom) with respect to common shares generally will be included in the gross income of a U.S. Holder as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporations under the Code. However, provided that we are not a PFIC, such dividends should be “qualified dividend income”, which, if received by a U.S. Holder that is a non-corporate taxpayer, including an individual, in taxable years beginning on or before December 31, 2008, is subject to tax at the rates applicable to adjusted capital gain, discussed above. Qualified dividend income does not include dividends received on common shares with respect to which the U.S. Holder has not met a minimum holding-period requirement or to the extent the U.S. Holder is obligated to make related payments with respect to substantially similar or related property (e.g., in a short sale of such shares). See “Credit for Foreign Taxes Withheld”, below, for a discussion of the source of dividends on common shares for U.S. foreign tax credit purposes.

     To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the common shares and, to the extent that such distribution exceeds the U.S. Holder’s adjusted tax basis in the common shares, will be taxed as a capital gain from the sale or exchange of the common shares.

     If a U.S. Holder elects to receive a dividend in other than U.S. dollars, the amount of the dividend for U.S. federal income tax purposes will be the U.S. dollar value of the dividend (calculated by reference to the exchange rate in effect on the day the U.S. Holder receives the dividend), whether or not the payment is converted into U.S. dollars at that time. In such case, the U.S. Holder may recognize U.S.-source ordinary income or loss as a result of currency fluctuations between the date on which the dividend is paid and the date the dividend amount is converted into U.S. dollars.

     Credit for Foreign Taxes Withheld

     Subject to the limitations set forth in Sections 901 and 904 of the Code (including certain holding-period requirements), the foreign tax withheld or paid, if any, with respect to interest on the notes or dividends on the common shares generally will be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of withheld foreign taxes, but only for a year for which the U.S. Holder elects to do so with respect to all foreign income taxes.

     The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. If we are not a “United States-owned foreign corporation”, dividends we pay on the common shares will generally be treated for U.S. foreign tax credit purposes as foreign source “passive income” or, in the case of certain types of U.S. Holders, “financial services income”. If, and for so long as, we are a United States-owned foreign corporation, dividends we pay on the common shares may, subject to certain exceptions, instead be treated for U.S. foreign tax credit purposes as either foreign-source “passive income” (or “financial services income”) or as U.S.-source income, in proportion to our earnings and profits in the year of such distribution allocable to foreign and U.S. sources, respectively. We will be treated as a United States-owned foreign corporation so long as stock representing 50% or more of the voting power or value of our stock is held, directly or indirectly, by U.S. Holders. No assurance can be given as to whether we will be treated as a United States-owned foreign corporation.

     U.S. Holders should consult their own tax advisors with respect to the availability of a foreign tax credit or deduction for foreign taxes withheld.

     Passive Foreign Investment Company

     If we were to be treated as a PFIC, U.S. Holders of the notes or common shares could be subject to higher U.S. federal income taxes on certain distributions, and on any gain recognized on the disposition of the notes (other than by conversion) or the common shares, than otherwise would apply. A non- U.S. corporation will be classified as a PFIC if 75% or more of its gross income for the taxable year is passive income or if the value of the assets it holds during the taxable year that produce passive income (or are held for the production of passive income) is at least 50% of the total value of its assets, taking into account a proportionate share of the income and assets of corporations at least 25% owned by such corporation. Based on the nature of our income, assets and activities, we do not expect to be classified as a PFIC for any taxable year. However, because the PFIC determination will be made annually on the basis of our income and assets, and because the principles and methodology for applying the PFIC tests are not entirely clear, there can be no assurance that we will not be a PFIC in the current or subsequent taxable years. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences to them if we were treated as a PFIC.

     Information Reporting and Backup Withholding

     The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax at the rate of 28% from payments subject to information reporting if the recipient fails to provide his or her taxpayer identification number to the payor, furnishes an incorrect identification number or repeatedly fails to report interest or dividends on his or her U.S. federal income tax returns. The information reporting and backup withholding rules do not apply to payments to corporations, tax-exempt organizations and other exempt recipients.

     Payments of interest or dividends to a U.S. Holder that is not an exempt recipient will be subject to information reporting and backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with certain certification procedures.

     Payments made to U.S. Holders by a broker upon a sale of notes or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will generally be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by United States persons or is engaged in a U.S. trade or business.

     Any amounts withheld from a payment to a U.S. Holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. Holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Canadian Federal Income Tax Considerations

     The following is a summary of the principal Canadian federal income tax considerations generally applicable to a U.S. Holder who acquires notes pursuant to this prospectus and common shares issued upon the conversion of the notes. As used in this summary of Canadian federal income tax considerations, the term “U.S. Holder” means a holder of notes or common shares who: (A) for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”), at all relevant times (i) is not, has not been and will not be or be deemed to be, resident in Canada at any time while he or she holds or held notes or common shares (or other property for which common shares were substituted in a tax deferred transaction), (ii) deals at arm’s length, and is not affiliated, with us, (iii) holds the notes or common shares as a capital property, (iv) owns less than 10% of our outstanding voting shares, (v) does not use or hold and will not be deemed to use or hold the notes or common shares in connection with carrying on a business in Canada, and (vi) in respect of whom the notes or common shares are not “designated insurance property;” and in addition (B) for the purposes of the Canada-United States Income Tax Convention, 1980, as amended (the “Convention”), is at all relevant times a resident of the United States and does not have and has not had at any time a permanent establishment or fixed base in Canada.

     This summary is based upon the current provisions of the Tax Act and the Regulations, all specific proposals to amend the Tax Act and Regulations publicly announced by the Minister of Finance (Canada) prior to the date of this prospectus, counsel’s understanding of the current published administrative policies and assessing practices of the Canada Customs and Revenue Agency and the Convention. This summary is not exhaustive of all potential Canadian tax consequences to a U.S. Holder and does not take into account or anticipate any other changes in law or in administrative policies and assessing practices, whether by judicial, administrative, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or foreign jurisdiction.

     Amounts paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends on common shares beneficially owned by a U.S. Holder generally will be subject to Canadian withholding tax. Currently, under the Convention, the rate of withholding tax generally applicable to dividends paid to U.S. Holders is 15%.

     A U.S. Holder of notes will not be subject to Canadian withholding tax in respect of any payment of interest, additional interest, principal or premium paid or credited on the notes by us or upon the conversion of notes.

     Under the Tax Act, a U.S. Holder will generally not be subject to tax upon the conversion of notes into common shares only or in respect of any capital gain, or entitled to deduct any capital loss, realized on the disposition or deemed disposition of notes or common shares, unless at the time of such disposition such notes or common shares constitute “taxable Canadian property” of the U.S. Holder for the purposes of the Tax Act and the U.S. Holder is not entitled to relief under the Convention. If the common shares are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and the New York Stock Exchange) at the time the notes or common shares are disposed of, the notes or common shares, as the case may be, will generally not constitute “taxable Canadian property” of a U.S. Holder at the time of disposition unless, at any time within the 60-month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with such persons, owned, had an interest in, or an option in respect of, 25% or more of the issued shares of any class or series of our shares. A deemed disposition of notes or common shares will arise on the death of a U.S. Holder. U.S. Holders whose notes or common shares are taxable Canadian property should consult with their own advisors.

PLAN OF DISTRIBUTION

     The notes were issued on December 8, 2003 and offered and sold in the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act.

     Holders are entitled to the benefits of a registration rights agreement described under “Description of Notes — Registration Rights”, pursuant to which we have filed this prospectus as a base shelf prospectus with the Ontario Securities Commission under the Canadian Securities Administrators National Instrument NI 44-102 and a registration statement including this prospectus with the SEC under the Securities Act.

     All shelf information omitted from this prospectus will be contained in a prospectus supplement that will be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus as of the date of the prospectus supplement and only for the purposes of the distribution to which the prospectus supplement pertains. The only information that will be contained in any prospectus supplement to this prospectus is the information required by applicable securities legislation and a current list of the holders who have delivered a completed selling security holder’s questionnaire to us (each, an “Electing Holder”) and the aggregate principal amount of the notes held by each such Electing Holder. An initial list of Electing Holders is set forth in Schedule A hereto, which is incorporated and forms a part of this prospectus and which may be updated by way of a prospectus supplement as described above.

     An Electing Holder may sell at any time, or from time to time, pursuant to this prospectus, the aggregate principal amount of the notes held by such Electing Holder as set forth in Schedule A to this prospectus and in a prospectus supplement, as the case may be, and the aggregate principal amount payable of the notes held by such Electing Holders shall thereafter be reduced to the extent of such sales. The notes held by the Electing Holders were either acquired by them upon the issuance of the notes on December 8, 2003 at a price of $1,000 per note, or in subsequent transactions thereafter at varying prices.

     We are registering the securities covered by this prospectus under the Securities Act to permit any Electing Holders to conduct public secondary trading of these securities from time to time after the date of this prospectus in accordance with the federal securities laws of the United States. We have agreed, among other things, to bear all fees and expenses, other than underwriting compensation, in connection with the registration and sale of the securities covered by this prospectus. Additionally, we have agreed to indemnify the holders against certain liabilities, including liabilities under the Securities Act, and each Electing Holder has agreed to indemnify us and any persons who control us, as defined in the federal securities laws of the United States, against any liability with respect to any information furnished by such holder in writing to us expressly for use in the shelf registration statement.

     We will not receive any of the proceeds from the sale of the securities by Electing Holders. Electing Holders may sell all or any portion of the securities beneficially owned by them and offered hereby from time to time:

•	directly; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from Electing Holders or from the purchasers of the securities for whom they may act as agent.

The securities may be sold from time to time in one or more transactions at:

•	fixed prices, which may be changed;

•	varying prices determined at the time of sale; or

•	negotiated prices.

     The prices will be determined by Electing Holders or by agreement between Electing Holders and underwriters or dealers who may receive fees or commissions in connection with the sale. The aggregate proceeds to Electing Holders from the sale of the securities offered by them will be the purchase price of the securities less discounts and commissions, if any.

     The sales described in the preceding paragraph may be effected in transactions:

•	on any U.S. or Canadian national securities exchange or quotation service on which the securities may be listed or quoted at the time of the sale, including the New York Stock Exchange and the Toronto Stock Exchange in the case of the underlying common shares;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

     Once any security is sold by an Electing Holder pursuant to this prospectus and a related prospectus supplement, such security becomes freely tradable without restriction in the United States and is not thereafter covered by this prospectus even if subsequently reacquired by an Electing Holder.

     Our outstanding common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange, each of which has approved the listing of the underlying common shares. We do not intend to list the notes for trading on any securities exchange in the United States or Canada. Accordingly, no assurance an be given as to the development of an active trading market for the notes. See “Risk Factors — Absence of a public market for the notes could cause purchasers of the notes to be unable to resell them for an extended period of time”.

     In order to comply with the securities laws of certain U.S. states and Canadian jurisdictions, if applicable, the notes and underlying common may be sold in such jurisdictions only through registered or licensed brokers or dealers.

     The holders and any underwriters, dealers or agents that participate in the distribution of the securities offered under this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, commissions or concessions received by them might be deemed to be underwriting compensation under the Securities Act.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. There is no assurance that any selling holder will sell any or all of the notes or underlying common shares described in this prospectus, and any selling holder may transfer, devise or gift such securities by other means not described in this prospectus.

     In connection with any offering of securities, the underwriters, if any, may offer, allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

     Certain legal matters in connection with this offering will be passed upon for us by Sidley Austin Brown & Wood LLP, Chicago, Illinois, our United States counsel, and McCarthy Tétrault LLP, Toronto, Ontario, our Canadian counsel.

AUDITORS

     The financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated by reference in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, chartered accountants, given on the authority of said firm as experts in auditing and accounting.

LIST OF DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under the heading “Documents Incorporated by Reference”; consent of McCarthy Tétrault LLP, our Canadian counsel; consent of Sidley Austin Brown & Wood LLP, our U.S. counsel; consent of PricewaterhouseCoopers LLP; powers of attorney; the indenture relating to the notes; and Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939.

SCHEDULE A

     The table below sets forth the name of each Electing Holder and the principal amount of notes beneficially owned by each Electing Holder that may be offered under this prospectus. We have prepared the table below based on the information given to us by the Electing Holders on or prior to March 30, 2004.

     We prepared this table based on the information supplied to us by the Electing Holders named in the table. Unless otherwise disclosed, no Electing Holder has indicated that it has held any position or office or had any other material relationship with us or our affiliates during the past three years. The Electing Holders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information is presented in the table. Because the Electing Holders may offer all or some of their notes from time to time, we cannot estimate the amount of the notes that will be held by the Electing Holders upon the termination of any particular offering.

     Only Electing Holders identified below who beneficially own the notes set forth opposite each such holder’s name in the table on the effective date of the registration statement, of which this prospectus forms a part, may sell such securities pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of the notes by any holder not identified below, the registration statement of which this prospectus forms a part will be amended by a post-effective amendment to set forth the name and aggregate amount of notes beneficially owned by the Electing Holder intending to sell such notes and the aggregate amount of notes to be offered. The prospectus, which will be a part of such a post-effective amendment, will also disclose whether any Electing Holder selling in connection with such prospectus has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus if such information has not been disclosed herein.

Electing Holder	Principal amount of notes held
S.A.C. Capital Associates, LLC	$11,000,000
Tribeca Investments Ltd.	$1,000,000
St. Thomas Trading, Ltd.	$25,235,000
Man Convertible Bond Master Fund, Ltd.	$12,265,000
LDG Limited	$235,000
TQA Master Fund Ltd	$2,385,000
TQA Master Fund Plus Ltd	$3,568,000
Zurich Institutional Benchmarks Master Fund Ltd.	$562,000
Lexington Vantage Fund	$60,000
Sphinx Fund	$150,000
Xavex – Convertible Arbitrage 7 Fund	$540,000
National Bank of Canada	$850,000
Context Convertible Arbitrage Offshore, Ltd	$5,400,000
Context Convertible Arbitrage Offshore, LP	$2,400,000
National Bank of Canada	$3,500,000
KBC Financial Products USA Inc.	$400,000
Thrivent Financial for Lutherans	$1,000,000

Electing Holder	Principal amount of notes held
Allstate Insurance Company	$2,750,000
CNH CA Master Account, LP	$1,250,000
Van Kampen Harbor Fund	$3,000,000
OCM Convertible Trust	$1,875,000
OCM International Convertible Trust	$635,000
OCM Non-U.S. Convertible Securities Fund	$375,000
Delta Air Lines Master Trust	$1,105,000
State Employees’ Retirement Fund of the State of Delaware	$4,560,000
Partner Reinsurance Company Ltd.	$1,010,000
Chrysler Corporation Master Retirement Trust	$3,550,000
Motion Picture Industry Health Plan – Active Member Fund	$240,000
Motion Picture Industry Health Plan – Retiree Member Fund	$160,000
Vanguard Convertible Securities Fund, Inc.	$13,365,000
Delta Pilots Disability & Survivorship Trust – CV	$470,000
Qwest Occupational Health Trust	$265,000
Travelers Indemnity Company – Commercial Lines	$420,000
Travelers Indemnity Company – Personal Lines	$285,000
OCM Global Convertible Securities Fund	$485,000
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust	$515,000
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust	$330,000
International Truck & Engine Corporation Retiree Health Benefit trust	$160,000
UnumProvident Corporation	$585,000
Defined Benefits Plans of ICI American Holdings Inc.	$440,000
Zeneca Holdings Pension Trust	$780,000
JW McConnell Family Foundation	$665,000
ICI Canada Inc.	$190,000
Defined Benefit Plan of Zeneca AG Products Holdings, Inc.	$320,000

Electing Holder	Principal amount of notes held
Microsoft Corporation	$310,000
Arlington County Employees’ Retirement System	$500,000
Delaware PERS	$1,085,000
State of Oregon / Equity	$3,475,000
Louisiana CCRF	$140,000
Nuveen Preferred and Convertibles Income Fund JPC	$4,075,000
Nuveen Preferred and Convertibles Fund JQC	$5,425,000
Froley Revy Investment Convertible Security Fund	$95,000
MFR CA Select Fund	$1,250,000
San Diego County Employee Retirement Association	$1,500,000
Zazove Convertible Arbitrage Fund	$6,500,000
Zazove Hedged Convertible Fund L.P.	$3,500,000
Zazove Income Fund L.P.	$2,000,000
Zurich Institutional Benchmarks Master Fund, Ltd	$2,000,000
Lyxor / Context Fund LTD	$650,000
Univest Convertible Arbitrage Fund II LTD (Norshield)	$400,000
Royal Bank of Canada (Norshield)	$650,000
Triborough Partners LLC	$375,000
Triborough Partners International Ltd	$875,000
SilverCreek II Limited	$660,000
SilverCreek Limited Partnership	$1,298,000
Newport Alternative Income Fund	$242,000
Wachovia Capital Markets LLC	$17,478,000
CS Alternative Strategy Limited	$333,000
CIP Limited Duration Company	$667,000
Credit Suisse First Boston LLC	$1,000,000
Continental Assurance Company on Behalf of its Separate Account (E)	$100,000
Continental Casualty Company	$900,000
BNP Paribas Arbitrage Company	$2,000,000

Electing Holder	Principal amount of notes held
Lord Abbett Investment Trust – LA Convertible Fund	$810,000
Lord Abbett Series Fund – Bond Debenture Portfolio	$200,000
International Truck & Engine Corporation Non Contributory Retirement Plan Trust	$300,000
International Truck & Engine Corporation Retirement Plan for Salaried Employee’s Trust	$450,000
Total Fina Elf Finance USA, Inc.	$150,000
Fuji US Income Open	$450,000
Mer Investment Series Trust – Bond Debenture	$2,500,000
Oxford, Lord Abbett & Co.	$850,000
American Skandia Trust	$2,000,000
B.C. McCabe Foundation	$110,000
National Fuel & Gas Company Retirement Plan	$100,000
Merrill Lynch Insurance Group Bond Debenture Portfolio	$65,000
Phoenix Lord Abbett Bond Debenture Fund	$15,000
KeySpan Foundation	$40,000
Teachers Insurance and Annuity Association of America	$3,000,000
Arkansas PERS	$225,000
Prudential Insurance Company of America	$20,000
Boilermakers Blacksmith Pension Fund	$290,000
Duke Endowment	$55,000
Delta Airlines Master Trust	$115,000

PART II
INFORMATION NOT REQUIRED TO
BE DELIVERED TO
OFFEREES OR PURCHASERS

Indemnification of Officers and Directors

     Under the Canada Business Corporations Act (the “Act”), the Registrant may indemnify a present or former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer, or a person acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal, administrative, investigative or other proceeding to which he is made a party by reason of his association with the Registrant or other entity if he acted honestly and in good faith with a view to the best interests of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant’s request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A person referenced above is entitled to indemnification from the Registrant as a matter of right if he was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.

     The by-laws of the Registrant provide that the Registrant shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Registrant’s request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor and heirs and legal representatives thereof, to the extent permitted by the Act or otherwise by law. The directors and officers of the Registrant also have the benefit collectively of a directors and officers liability insurance policy.

     Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

II-1

EXHIBITS

Exhibit
Number	Description
3.1	Preliminary Prospectus, incorporated by reference to Part I of this Registration Statement

4.1	The comparative audited consolidated financial statements of the Registrant as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, as well as the auditor’s report thereon (incorporated by reference to the exhibits to Registrant’s Form 6-K dated March 30, 2004)

4.2	Management’s Discussion and Analysis of operating results and financial position for the year ended December 31, 2003 (incorporated by reference to the exhibits to Registrant’s Form 6-K dated March 30, 2004)

4.3	Registrant’s Annual Information Form dated May 1, 2003 for the year ended December 31, 2002 (incorporated by reference to the Registrant’s Form 40-F dated May 21, 2003)

4.4	Registrant’s Management Proxy Circular, dated March 8, 2004, for the annual and special meeting of shareholders to be held on April 27, 2004, with the exception of the information under the headings “Report on Executive Compensation” and “Statement of Corporate Governance Practices” and the graph on page 14 showing cumulative shareholder return (incorporated by reference to the exhibits to the Registrant’s Form 6-K dated March 30, 2004)

5.1	Consent of McCarthy Tétrault LLP

5.2	Consent of Sidley Austin Brown & Wood LLP

5.3	Consent of PricewaterhouseCoopers LLP

6.1	Powers of Attorney (contained on the signature pages of this Registration Statement on Form-10)

7.1	Indenture, dated as of December 8, 2003, by and between the Registrant and The Bank of New York

7.2	Form T-1 Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939

II-2

PART III
UNDERTAKING AND CONSENT TO
SERVICE OF PROCESS

Item 1 Undertaking

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-10 or to transactions in said securities.

Item 2 Consent to Service of Process

     Concurrently with the filing of this Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

III-1

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Toronto, Province of Ontario, country of Canada, on this 6th day of April 2004.

FAIRMONT HOTELS & RESORTS INC.

By:	/s/ William R. Fatt

Name:	William R. Fatt
Title:	Chief Executive Officer

III-2

POWERS OF ATTORNEY AND SIGNATURES

     Each person whose signature appears below constitutes and appoints each of M. Jerry Patava and Terence P. Badour his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all Amendments (including post-effective Amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by or on behalf of the following persons in the capacities and on the dates indicated:

/s/ William R. Fatt William R. Fatt	Chief Executive Officer and Director (Principal Executive Officer)	April 6, 2004
/s/ M. Jerry Patava M. Jerry Patava	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	April 6, 2004
/s/ Brian P. McDonald Brian P. McDonald	Vice President and Controller (Principal Accounting Officer)	April 6, 2004
/s/ Stephen E. Bachand Stephen E. Bachand	Director	April 6, 2004
/s/ Peter C. Godsoe Peter C. Godsoe	Director	April 6, 2004
/s/ Michael J. Kowalski Michael J. Kowalski	Director	April 6, 2004
/s/ Angus A. MacNaughton Angus A. MacNaughton	Director	April 6, 2004
/s/ John D. McNeil John D. McNeil	Director	April 6, 2004

III-3

/s/ David P. O’Brien David P. O’Brien	Director	April 6, 2004
/s/ John L. Sharpe John L. Sharpe	Director	April 6, 2004
/s/ L. Peter Sharpe L. Peter Sharpe	Director	April 6, 2004
/s/ Robert S. Singer Robert S. Singer	Director	April 6, 2004
/s/ Carole S. Taylor Carole S. Taylor	Director	April 6, 2004

III-4

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Fairmont Hotels & Resorts Inc. in the United States, in the City of Orlando, Florida, on this 6th day of April 2004.

By:	/s/ Thomas W. Storey

Name:	Thomas W. Storey

III-5

EXHIBITS

Exhibit
Number	Description
3.1	Preliminary Prospectus, incorporated by reference to Part I of this Registration Statement

4.1	The comparative audited consolidated financial statements of the Registrant as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, as well as the auditor’s report thereon (incorporated by reference to the exhibits to the Registrant’s Form 6-K dated March 30, 2004)

4.2	Management’s Discussion and Analysis of operating results and financial position for the year ended December 31, 2003 (incorporated by reference to the exhibits to the Registrant’s Form 6-K dated March 30, 2004)

4.3	Registrant’s Annual Information Form dated May 1, 2003 for the year ended December 31, 2002 (incorporated by reference to the Registrant’s Form 40-F dated May 21, 2003)

4.4	Registrant’s Management Proxy Circular, dated March 8, 2004, for the annual and special meeting of shareholders to be held on April 27, 2004, with the exception of the information under the headings “Report on Executive Compensation” and “Statement of Corporate Governance Practices” and the graph on page 14 showing cumulative shareholder return (incorporated by reference to the exhibits to the Registrant’s Form 6-K dated March 30, 2004)

5.1	Consent of McCarthy Tétrault LLP

5.2	Consent of Sidley Austin Brown & Wood LLP

5.3	Consent of PricewaterhouseCoopers LLP

6.1	Powers of Attorney (contained on the signature pages of this Registration Statement on Form-10)

7.1	Indenture, dated as of December 8, 2003, by and between the Registrant and The Bank of New York

7.2	Form T-1 Statement of Eligibility and Qualification Under the Trust Indenture Act of 1939

III-6